Filed Pursuant to Rule 424(b)(3)
Registration No. 333-141466

P R O S P E C T U S

Citizens Communications

Company

Up to $400,000,000 Principal Amount of Registered 7.875% Senior Notes due 2027	Up to $300,000,000 Principal Amount of Registered 6.625% Senior Notes due 2015	Up to $450,000,000 Principal Amount of Registered 7.125% Senior Notes due 2019

For	For	For

A Like Principal Amount of 7.875% Senior Notes due 2027	A Like Principal Amount of 6.625% Senior Notes due 2015	A Like Principal Amount of 7.125% Senior Notes due 2019

We are offering to exchange registered 7.875% Senior Notes due 2027, 6.625% Senior Notes due 2015 and 7.125% Senior Notes due 2019 (collectively the “exchange notes”), for our outstanding unregistered 7.875% Senior Notes due 2027, 6.625% Senior Notes due 2015 and 7.125% Senior Notes due 2019, respectively (collectively the “original notes”). We sometimes refer to the original notes and the exchange notes in this prospectus together as the “notes.” The terms of the exchange notes are substantially identical to the terms of the original notes, except that the exchange notes are registered under the Securities Act of 1933 (the “Securities Act”), and the transfer restrictions and registration rights and related additional interest provisions applicable to the original notes do not apply to the exchange notes. The exchange notes will be exchanged for the original notes in integral multiples of $1,000 principal amount. This offer is subject to certain customary conditions and will expire at 5:00 p.m., New York City time, on May 15, 2007, unless we extend it. The exchange notes will not trade on any established exchange.

Each broker-dealer that receives exchange notes for its own account pursuant to this exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. The letter of transmittal accompanying this prospectus states that by so acknowledging and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired by such broker-dealer as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Please see “ Risk Factors” beginning on page 16 for a discussion of certain factors you should consider in connection with this exchange offer.

Neither the Securities and Exchange Commission (the “SEC”) nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

We are not asking you for a proxy and you are requested not to send us a proxy.

The date of this prospectus is April 16, 2007.

You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with different information. This prospectus is not an offer to sell or a solicitation of an offer to buy the notes in any jurisdiction or under any circumstances in which the offer or sale is unlawful. You should not assume that the information contained in this prospectus is accurate as of any date other than the date on the front of this prospectus and that any information we have incorporated by reference is accurate as of any date other than the date of the document incorporated by reference.

Except as otherwise indicated, this prospectus speaks as of the date of this prospectus. Neither the delivery of the prospectus nor any exchange of any notes shall, under any circumstances, create any implication that there have been no changes in our affairs after the date of this prospectus.

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WHERE YOU CAN FIND MORE INFORMATION

We file annually, quarterly and special reports, proxy statements and other information with the SEC.

We have filed with the SEC a registration statement on Form S-4 under the Securities Act with respect to this exchange offer. This prospectus does not contain all of the information contained in the registration statement and the exhibits to the registration statement. Copies of our SEC filings, including the exhibits to the registration statement, are available through us or from the SEC through the SEC’s website or at its facilities described below.

We incorporate by reference in this prospectus the following documents filed with the SEC pursuant to the Securities Exchange Act of 1934 (the “Exchange Act”):

1. our Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (the “2006 Form 10-K”);

2. our Current Reports on Form 8-K filed on September 18, 2006, December 29, 2006, January 16, 2007, February 27, 2007, March 1, 2007, March 9, 2007, March 15, 2007, March 19, 2007, March 20, 2007, March 23, 2007, March 27, 2007 and March 28, 2007; and

3. the following sections in Commonwealth Telephone Enterprises, Inc.’s Annual Report on Form 10-K for the fiscal year ended December 31, 2006 (“Commonwealth’s 2006 Form 10-K”):

•	the following items in Part I:

Item 1: Business:

Item 1A: Risk Factors;

Item 1B: Unresolved Staff Comments;

Item 2: Properties; and

Item 3: Legal Proceedings;

•	all of Part II comprising the following items:

Item 5: Market for Registrant’s Common Equity, Related Shareholder Matters and Issuer Purchases of Equity Securities;

Item 6: Selected Financial Data;

Item 7: Management’s Discussion and Analysis of Financial Condition and Results of Operations;

Item 7A: Quantitative and Qualitative Disclosures about Market Risk;

Item 8: Financial Statements and Supplementary Data;

Item 9: Changes in and Disagreements with Accountants on Accounting and Financial Disclosure;

Item 9A: Controls and Procedures; and

Item 9B: Other Information; and

•	the following items in Part IV:

Item 15(a)(1): Financial Statements; and

Item 15(a)(2): Financial Statement Schedules.

We also incorporate by reference any future filings made by us with the SEC under Sections 13(a), 13(c), 14, or 15(d) of the Exchange Act until the expiration date of the exchange offer.

ii

The information incorporated by reference is an important part of this prospectus, and references to information included or contained (or similar expressions) in this prospectus shall be deemed to include such incorporated information. Information that we file later with the SEC will automatically update and supersede this information as well as the other information included in this prospectus.

You may read and copy any document we file with the SEC at the SEC public reference room located at:

100 F Street, N.E.

Washington, D.C. 20549

Please call the SEC at 1-800-SEC-0330 for further information on the public reference room and its copy charges. Our SEC filings are also available to the public on the SEC’s web site at http://www.sec.gov and through the New York Stock Exchange, Inc., 20 Broad Street, New York, New York 10005, on which our shares of common stock are traded.

You may obtain a copy of any or all of the documents summarized in this prospectus or incorporated by reference in this prospectus, without charge, by request directed to us at the following address and telephone number:

Citizens Communications Company

3 High Ridge Park

Stamford, CT 06905-1390

Attention: Corporate Secretary

Telephone: (203) 614-5600

To obtain timely delivery of any copies of filings requested from us, please write or telephone us no later than May 8, 2007.

For further information with respect to us, we refer you to the registration statement and the exhibits filed as part of the registration statement.

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SUMMARY

This summary highlights only selected information from, or incorporated by reference in, this prospectus and may not contain all the information that is important to you. To better understand this offering and the merger described below under “Merger with Commonwealth,” you should carefully read this entire prospectus, including the documents incorporated by reference. See also “Where You Can Find More Information.” As used in this prospectus, “we,” “us,” “our,” “our company,” and “Citizens” refer, as the context requires, to Citizens Communications Company and its consolidated subsidiaries or Citizens Communications Company, as the issuer of the notes. Our consolidated subsidiaries include Commonwealth Telephone Enterprises, Inc. and its subsidiaries as of March 8, 2007.

Citizens

We are a full-service communications provider and one of the largest local exchange telephone carriers in the country based on the number of access lines. We are typically the dominant incumbent carrier in the markets we serve and provide the last mile of telecommunications services to residential and business customers in these markets. Under the Frontier Communications Solutions brand name, we offer telephone, internet and television services, as well as bundled offerings, ESPN360 streaming video, security solutions and specialized bundles for residences, small business and home offices.

The services that we provide include access, local and long distance services, data and internet services, directory services, television services and more recently, wireless services. Through our access services, we allow other carriers the use of our facilities to originate and terminate their long distance voice and data traffic. We also allow certain carriers and high-volume commercial customers access to dedicated high-capacity circuits. Through our local services, we provide basic and enhanced telephone wireline access services to residential and non-residential customers. Through our long distance services, we offer local services customers the opportunity to obtain both local and long distance calling service from us. Our data and internet services offer customers a range of internet access and data transfer options. Our directory services involve the provision of white and yellow pages directories of residential and business listings. We provide television services in partnership with a satellite television provider. During 2006, we began offering wireless data services in certain markets. Our wireless data services utilize technologies that are relatively new, and we depend to some degree on the representations of equipment vendors, lab testing and the experiences of others who have been successful at deploying these new technologies.

Our objective is to be the leader in providing communications services to residential and business customers in our markets. We are committed to delivering innovative and reliable products and solutions with an emphasis on convenience, service and customer satisfaction. We believe that superior customer service and innovative product positioning will continue to differentiate us from our competitors in the marketplace. Our customer base is located in areas that are generally less densely populated than the primary service areas of other large incumbent local exchange carriers, resulting in fewer competitive exchange carriers servicing our customer base in those areas.

At December 31, 2006, we had approximately 2.5 million revenue generating units (RGUs) in 23 states, comprised of approximately 2.1 million voice access lines and approximately 393,000 high-speed internet subscribers. For the year ended December 31, 2006, we had total revenue of approximately $2.0 billion and operating income of $644.5 million.

Citizens is a Delaware corporation with our executive offices at 3 High Ridge Park, Stamford, Connecticut 06905. Our telephone number is (203) 614-5600.

Merger with Commonwealth

On March 8, 2007, a wholly owned subsidiary of ours merged with and into Commonwealth Telephone Enterprises, Inc. (“Commonwealth”), pursuant to an Agreement and Plan of Merger dated September 17, 2006 between us and Commonwealth (the “Merger”). As a result of the Merger, the separate corporate existence of the wholly owned subsidiary ceased and Commonwealth continued as the surviving corporation in the Merger and as our wholly owned subsidiary. As a result, we became the second largest rural telecommunications carrier in the United States and the third largest non-regional Bell operating company in the country based on the number of access lines.

Commonwealth is a telecommunications company providing telephony and related services in Pennsylvania markets as a rural incumbent local exchange carrier, or RLEC. Commonwealth provides these RLEC services through its subsidiary Commonwealth Telephone Company and, immediately prior to the Merger, was the seventh largest non-regional Bell operating company in the country based on the number of access lines. Commonwealth also operates, through its subsidiary CTSI, LLC, as a competitive local exchange carrier, or CLEC, in three regional Pennsylvania markets that border its RLEC markets, which are referred to as “edge out” markets. In addition, Commonwealth owns and operates other telecommunications related support businesses that operate in deregulated segments of the telecommunications industry and support the operations of its two primary businesses. These businesses are epix® Internet Services, one of the Northeast’s largest rural dial-up internet service providers, and Commonwealth Communications, a provider of telecommunications equipment and facilities management services.

At December 31, 2006, Commonwealth had approximately 452,000 access lines and approximately 45,000 high-speed internet (or DSL) subscribers in various rural Pennsylvania markets. For the year ended December 31, 2006, Commonwealth had total sales of $330.6 million and operating income of $113.5 million.

As of December 31, 2006, and pro forma for the Merger, we would have had approximately 2.6 million access lines and 438,000 high-speed internet customers in 23 states.

At the effective time of the Merger, each share of Commonwealth common stock (other than shares owned by us, our Merger subsidiary or Commonwealth) was converted into the right to receive (i) 0.768 shares of our common stock, par value $0.25 per share and (ii) $31.31 in cash, without interest.

We financed the cash portion of the Merger in part with the net proceeds of the offering of the 7.875% Senior Notes due 2027 as well as other borrowings. See “Unaudited Pro Forma Condensed Combined Financial Information” and “Use of Proceeds.”

A copy of the merger agreement is included as an exhibit to our Form 8-K filed September 18, 2006 which is incorporated herein by reference. The foregoing description of the merger agreement is qualified in its entirety by reference to the full text of the merger agreement.

Recent Developments

On March 23, 2007, we commenced a cash tender offer to repurchase Commonwealth’s outstanding 3.25% convertible notes due 2023 and 2005 Series A 3.25% convertible notes due 2023. At December 31, 2006, Commonwealth had outstanding $300 million in aggregate principal amount of such convertible notes. As a result of the Merger, holders of such convertible notes are entitled to exercise their conversion rights during a designated period prior to and following the Merger. In addition, we are obligated to offer to repurchase their notes at a cash repurchase price equal to 100% of principal amount plus accrued and unpaid interest. As a result, we commenced the cash tender offer, which is scheduled to expire on April 20, 2007. Prior to March 8, 2007, approximately $108 million of such convertible notes was converted to Commonwealth common stock, which shares were converted into the merger consideration at the closing of the Merger. For purposes of the pro forma financial information included in this prospectus, we have assumed that the remaining $192 million of Commonwealth convertible notes will be converted during the designated conversion period, at an estimated aggregate cost (inclusive of the premium resulting from such conversion) of $207 million, which will be settled in cash and Citizens common stock. As of March 30, 2007, holders of approximately $150 million of the remaining $192 million of Commonwealth convertible notes had given notice to exercise their conversion rights. See “Description of Other Indebtedness.”

We have elected to redeem $495.2 million principal amount of our outstanding 7.625% Senior Notes due 2008 on April 26, 2007. We intend to use a part of the net proceeds from the offering on March 23, 2007, of the 6.625% Senior Notes due 2015 and the 7.125% Senior Notes due 2019 to redeem the 7.625% Senior Notes due 2008 and pay related premiums, fees and expenses estimated to be $15 million. See “Description of Other Indebtedness.”

Summary of the Terms of the Exchange Offer

Background

On December 22, 2006, we completed a private placement of $400,000,000 aggregate principal amount of 7.875% Senior Notes due 2027 (the “original 2027 notes”). On March 23, 2007, we completed a private placement of $300,000,000 aggregate principal amount of 6.625% Senior Notes due 2015 (the “original 2015 notes”) and $450,000,000 aggregate principal amount of 7.125% Senior Notes due 2019 (the “original 2019 notes”). In connection with these private placements, we entered into registration rights agreements in which we agreed to, among other things, complete exchange offers.

The Exchange Offer

We are offering to exchange (i) our new 7.875% Senior Notes due 2027 (the “new 2027 notes”) which have been registered under the Securities Act for a like principal amount of our outstanding, unregistered original 2027 notes, (ii) our new 6.625% Senior Notes due 2015 (the “new 2015 notes”) which have been registered under the Securities Act for a like principal amount of our outstanding, unregistered original 2015 notes and (iii) our new 7.125% Senior Notes due 2019 (the “new 2019 notes”) which have been registered under the Securities Act for a like principal amount of our outstanding, unregistered original 2019 notes. Original notes may only be tendered in integral multiples of $1,000 principal amount. See “The Exchange Offer—Terms of the Exchange.”

Resale of Exchange Notes

Based upon the position of the staff of the SEC as described in previous no-action letters, we believe that exchange notes issued pursuant to the exchange offer in exchange for original notes may be offered for resale, resold and otherwise transferred by you without compliance with the registration and prospectus delivery provisions of the Securities Act, provided that:

•	you are acquiring the exchange notes in the ordinary course of your business;

•	you have not participated in, do not intend to participate in, and have no arrangement or understanding with any person to participate in a distribution of the exchange notes; and

•	you are not our “affiliate” as defined under Rule 405 of the Securities Act.

We do not intend to apply for listing of the exchange notes on any securities exchange or to seek approval for quotation through an automated quotation system. Accordingly, there can be no assurance that an active market will develop upon completion of the exchange offer or, if developed, that such market will be sustained or as to the liquidity of any market.

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of exchange notes. See “Plan of Distribution.”

Consequences If You Do Not Exchange Your Original Notes

Original notes that are not tendered in the exchange offer or are not accepted for exchange will continue to bear legends restricting their transfer. You will not be able to offer or sell such original notes unless:

•	you are able to rely on an exemption from the requirements of the Securities Act; or

•	the original notes are registered under the Securities Act.

After the exchange offer is closed, we will no longer have an obligation to register the original notes, except under limited circumstances. To the extent that original notes are tendered and accepted in the exchange offer, the trading market for any remaining original notes will be adversely affected. See “Risk Factors—If you fail to exchange your original notes, they will continue to be restricted securities and may become less liquid.”

Expiration Date	The exchange offer will expire at 5:00 p.m., New York City time, on May 15, 2007, unless we extend the exchange offer. See “The Exchange Offer—Expiration Date; Extensions; Amendments.”

Issuance of Exchange Notes

We will issue exchange notes of the applicable series in exchange for original notes of that series tendered and accepted in the exchange offer promptly following the expiration date (unless amended as described in this prospectus). See “The Exchange Offer—Terms of the Exchange.”

Certain Conditions to the Exchange Offer

The exchange offer is subject to certain customary conditions, which we may amend or waive. The exchange offer is not conditioned upon any minimum principal amount of outstanding original notes being tendered. See “The Exchange Offer—Conditions to the Exchange Offer.”

Special Procedures for Beneficial Holders

If you beneficially own original notes which are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and you wish to tender in the exchange offer, you should contact the registered holder promptly and instruct such person to tender on your behalf. If you wish to tender in the exchange offer on your own behalf, you must, prior to completing and executing the letter of transmittal and delivering your original notes, either arrange to have the original notes registered in your name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take a considerable amount of time. See “The Exchange Offer—Procedures for Tendering.”

Withdrawal Rights	You may withdraw your tender of original notes at any time before the exchange offer expires. See “The Exchange Offer—Withdrawal of Tenders.”

Accounting Treatment

We will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles (“GAAP”). See “The Exchange Offer—Accounting Treatment.”

Federal Income Tax Consequences	The exchange pursuant to the exchange offer generally will not be a taxable event for U.S. federal income tax purposes. See “Certain U.S. Federal Income Tax Considerations.”

Use of Proceeds	We will not receive any proceeds from the exchange or the issuance of exchange notes in connection with the exchange offer.

Exchange Agent	The Bank of New York is serving as exchange agent in connection with the exchange offer.

Summary of the Terms of the Exchange Notes

Other than the obligation to conduct an exchange offer, the exchange notes will have the same financial terms and covenants as the original notes, which are as follows:

The new 2027 notes

Securities Offered	$400,000,000 aggregate principal amount of 7.875% senior notes due 2027.

Maturity	January 15, 2027.

Interest

The new 2027 notes will bear interest at the rate of 7.875% from the most recent date to which interest on the original 2027 notes has been paid or, if no interest has been paid on such notes, from December 22, 2006. Interest is payable semiannually in arrears on January 15 and July 15 of each year.

The new 2015 notes

Securities Offered	$300,000,000 aggregate principal amount of 6.625% senior notes due 2015.

Maturity	March 15, 2015.

Interest

The new 2015 notes will bear interest at the rate of 6.625% from the most recent date to which interest on the original 2015 notes has been paid, or if no interest has been paid on such notes, from March 23, 2007. Interest is payable semiannually in arrears on March 15 and September 15 of each year.

The new 2019 notes

Securities Offered	$450,000,000 aggregate principal amount of 7.125% senior notes due 2019.

Maturity	March 15, 2019.

Interest

The new 2019 notes will bear interest at the rate of 7.125% from the most recent date to which interest on the original 2019 notes has been paid, or if no interest has been paid on such notes, from March 23, 2007. Interest is payable semiannually in arrears on March 15 and September 15 of each year.

Terms Applicable to All Notes

Ranking	The notes will be our senior unsecured obligations and will rank:

•	equal in right of payment to all of our existing and future senior unsecured indebtedness;

•	effectively junior to all of our existing and future senior secured indebtedness (all of which is currently at our subsidiaries) to the extent of the assets securing such indebtedness;

•	effectively junior to all existing and future indebtedness and other liabilities and commitments of our subsidiaries (including trade payables and capital lease obligations); and

•	senior in right of payment to all of our existing and future subordinated indebtedness, if any.

As of December 31, 2006, on a pro forma consolidated basis after giving effect to the Merger and the offering of the original 2015 notes and the original 2019 notes and the application of the net proceeds therefrom to refinance existing indebtedness, including certain indebtedness incurred in connection with the Merger, we and our subsidiaries (including Commonwealth) would have had approximately $4.7 billion of indebtedness. At such date and on such pro forma basis, the notes would have effectively ranked junior to (i) $21.9 million of senior secured indebtedness to the extent of the assets securing such indebtedness (all of which would have been at our subsidiaries) and (ii) $571.7 million of liabilities of our subsidiaries, including $57.9 million of indebtedness (including the secured indebtedness) and excluding deferred income tax liabilities. This assumes that all of the Commonwealth convertible notes are converted. See “Description of Other Indebtedness.” As of March 30, 2007, approximately $42 million of the Commonwealth convertible notes remain outstanding without delivery of conversion notices.

The indentures governing each series of the notes do not restrict the amount of debt we may incur including senior debt which will be pari passu with the notes except that the indentures limit, subject to important qualifications, the amount of debt our subsidiaries may incur. The notes will rank effectively junior to any such additional subsidiary debt.

Optional Redemption	At any time, we may redeem some or all of the notes of any series by paying a specified “make-whole” premium set forth under “Description of Notes—Optional Redemption.”

Covenants	The indentures governing the notes include covenants that limit our ability and each of our subsidiary’s ability to:

•	incur indebtedness at our subsidiaries;

•	create liens; and

•	merge or consolidate with other companies.

These covenants are subject to important exceptions and qualifications. In addition, with respect to a particular series of notes, we and each of our subsidiaries will not be subject to the covenant described under “Description of Notes—Limitation on Subsidiary Indebtedness”, including any limitation on indebtedness of subsidiaries, at any time after such series of notes achieves investment grade ratings by S&P and Moody’s. See “Description of Notes—Termination of Certain Covenants.”

Change of Control

Following a change of control and ratings decline (as defined herein), we will be required to offer to purchase all of the notes at a purchase price equal to 101% of their respective principal amounts, plus accrued and unpaid interest, if any, to the date of purchase. See “Description of Notes—Repurchase of Notes Upon a Change of Control Triggering Event.”

Use of Proceeds	We will not receive any proceeds from the exchange offer.

Risk Factors

You should carefully consider the information set forth in the section entitled “Risk Factors” and the other information included in this prospectus in deciding whether to participate in the exchange offer.

Summary Unaudited Pro Forma Condensed Combined Financial and Operating Information

The following summary unaudited pro forma condensed combined financial and operating information is based upon the historical consolidated financial information of Citizens and Commonwealth incorporated by reference in this prospectus. The pro forma condensed combined financial information has been prepared to reflect the Merger based on the purchase method of accounting, with Citizens treated as the acquirer. The historical consolidated financial information has been adjusted to give pro forma effect to events that are directly attributable to the Merger and factually supportable and, in the case of statement of operations information, that are expected to have a continuing impact. The pro forma condensed combined financial information assumes that all $300 million of the Commonwealth convertible notes are converted. See “Description of Other Indebtedness.” As of March 30, 2007, approximately $42 million of the Commonwealth convertible notes remain outstanding without delivery of conversion notices. The summary unaudited pro forma condensed combined financial information is derived from the unaudited pro forma condensed combined financial information contained in this prospectus. See “Unaudited Pro Forma Condensed Combined Financial Information.” The unaudited pro forma condensed combined balance sheet information has been prepared as of December 31, 2006, and gives effect to the Merger as if it had occurred on that date. The unaudited pro forma condensed combined statement of operations information has been prepared for the year ended December 31, 2006 and gives effect to the Merger as if it had occurred on January 1, 2006.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the Merger been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Citizens after completion of the Merger.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the Merger. In addition, Citizens’ cost to acquire Commonwealth will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this prospectus.

Pro forma
Year Ended December 31, 2006
(in thousands of dollars except operating data)
Statement of Operations information:
Revenue	$2,355,982
Cost and expenses (exclusive of depreciation and amortization)	1,067,513
Depreciation and amortization	620,441

Total operating expenses	1,687,954

Operating income	668,028
Investment and other income (loss), net	116,265
Interest expense	391,544
Income tax expense	137,234

Income from continuing operations	$255,515

Balance Sheet data (end of period):
Cash and cash equivalents	$361,353
Property, plant and equipment, net	3,366,003
Total assets	7,631,222
Total long-term debt	4,660,755
Shareholders’ equity	1,340,409

Other financial data:
Capital expenditures	$315,961

Operating data (end of period):
Access lines	2,578,466
High-speed internet subscribers	438,648

Selected Historical Consolidated Financial and Operating Information of Citizens

The following tables present selected historical consolidated financial and operating information of Citizens for the periods indicated. The selected historical consolidated financial and operating information of Citizens as of and for each of the five fiscal years in the period ended December 31, 2006 has been derived from Citizens’ historical consolidated financial statements. The selected historical consolidated financial information as of December 31, 2006 and 2005 and for the three years ended December 31, 2006 is derived from the audited historical consolidated financial statements of Citizens incorporated by reference in this prospectus. The selected historical consolidated financial information as of December 31, 2004 and for the year ended December 31, 2003 is derived from the audited historical consolidated financial statements of Citizens not included in this prospectus. The selected historical consolidated financial information as of December 31, 2003 and 2002 and for the year ended December 31, 2002 is derived from the unaudited historical consolidated financial statements of Citizens not included in this prospectus and, as described below, has been recast to be comparable to the audited historical consolidated financial statements. The operating data below is unaudited for all periods.

In February 2006, Citizens entered into a definitive agreement to sell Electric Lightwave LLC (“ELI”), one of its subsidiaries, which sale was completed on July 31, 2006. In February 2005, Citizens entered into a definitive agreement to sell Conference Call USA, LLC (“CCUSA”), one of its subsidiaries, which sale was completed on March 15, 2005. In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations of ELI and CCUSA have been classified as discontinued operations and all prior periods have been recast to give effect thereto.

Effective January 1, 2006, Citizens has applied the provisions of EITF No. 04-05, “Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” to consolidate the financial condition and results of operations of Mohave Cellular Limited Partnership, in which Citizens has a 33% ownership interest and is the managing partner. As permitted, Citizens elected to apply EITF No. 04-05 retrospectively from the date of adoption, and all applicable periods have been recast to give effect thereto.

This information is only a summary and should be read in conjunction with management’s discussion and analysis of financial condition and results of operations of Citizens and the historical consolidated financial statements and notes thereto of Citizens referred to above. See “Where You Can Find More Information.” See also “Use of Proceeds” and “Capitalization.”

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of dollars, except per share amounts and operating data)
Statement of Operations information:
Revenue(1)	$2,482,440	$2,268,561	$2,022,378	$2,017,041	$2,025,367
Operating income	58,989	537,462	460,301	588,968	644,490
Income (loss) from continuing operations before cumulative effect of change in accounting principle(2)	(313,257)	71,879	57,064	187,942	254,008
Net income (loss)	(682,897)	187,852	72,150	202,375	344,555
Basic income (loss) per common share from continuing operations	(1.12)	0.26	0.19	0.56	0.79
Diluted income (loss) per common share from continuing operations	(1.12)	0.25	0.18	0.56	0.78
Cash dividends per common share	—	—	2.50	1.00	1.00

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of dollars, except per share amounts and operating data)

Balance Sheet data (end of period):
Total assets	$8,153,078	$7,457,939	$6,679,899	$6,427,567	$6,791,205
Long-term debt	4,816,163	4,179,590	4,262,658	3,995,130	4,460,755
Equity units(3)	460,000	460,000	—	—	—
Company Obligated Mandatorily Redeemable Convertible Preferred Securities(4)	201,250	201,250	—	—	—
Shareholders’ equity	1,172,139	1,415,183	1,362,240	1,041,809	1,058,032

Other financial data:
Capital expenditures	$348,105	$274,697	$263,949	$259,448	$268,806

Operating data (end of period):
Access lines	2,460,074	2,402,107	2,336,423	2,237,539	2,126,574
High-speed internet subscribers	79,094	128,497	220,313	318,096	393,184

(1)	Represents revenue from continuing operations.
(2)	The cumulative effect of change in accounting principle represents the $65.8 million after tax non-cash gain resulting from the adoption of Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” in 2003.
(3)	On August 17, 2004, Citizens issued common stock to equity unit holders in settlement of an equity purchase contract.
(4)	The consolidation of this item changed effective January 1, 2004 as a result of the adoption of FIN 46R, “Consolidation of Variable Interest Entities.”

Selected Historical Consolidated Financial Information of Commonwealth

The following tables present Commonwealth’s selected historical consolidated financial and operating information for the periods indicated. The selected historical consolidated financial information of Commonwealth as of and for each of the five fiscal years in the period ended December 31, 2006 has been derived from Commonwealth’s audited historical consolidated financial statements. The selected historical consolidated financial information as of December 31, 2006 and 2005 and for the three years ended December 31, 2006 is derived from the audited historical consolidated financial statements of Commonwealth incorporated by reference in this prospectus. The selected historical consolidated financial information as of December 31, 2004, 2003 and 2002 and for the two years ended December 31, 2003 is derived from the audited historical consolidated financial statements of Commonwealth not included in this prospectus. The financial statements for those periods were audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm. The operating data below is unaudited for all periods. This information is only a summary and should be read in conjunction with management’s discussion and analysis of financial condition and results of operations of Commonwealth and the historical consolidated financial statements and notes thereto of Commonwealth referred to above. See “Where You Can Find More Information.”

	Year Ended December 31,
	2002	2003	2004	2005	2006
	(in thousands of dollars, except per share amounts and operating data)
Statement of Operations information:
Sales	$318,555	$335,722	$335,811	$333,856	$330,615
Net income(1)	57,124	72,865	62,031	70,108	84,140
Diluted earnings per share(1)	2.42	2.92	2.60	2.71	3.16
Dividends per share(2)	—	—	—	14.50	2.00

Balance Sheet data (end of period):
Total assets(2)	$554,039	$851,653	$783,431	$555,394	$573,596
Long-term debt, net of current maturities(3)	77,299	323,898	300,000	300,000	300,000
Total common shareholders’ equity(2)	220,990	262,729	265,930	55,865	69,956

Other financial data:
Capital expenditures	$53,374	$47,372	$43,519	$43,875	$47,155

Operating data (end of period):
Total access lines	464,498	477,129	471,842	461,251	451,892
DSL subscribers	9,705	12,990	18,612	29,262	45,464

(1)	In 2003, Commonwealth adopted Statement of Financial Accounting Standards No. 143, “Accounting for Asset Retirement Obligations,” which resulted in an after tax non-cash gain of approximately $13.2 million, or $0.51 per diluted share. In 2006, Commonwealth recognized approximately $14.2 million, or $0.50 per diluted share of income from the dissolution of the Rural Telephone Bank.
(2)	Commonwealth paid cash dividends of $315.9 million and $42.5 million for the years ended December 31, 2005 and 2006, respectively.
(3)	In 2003, Commonwealth issued $300 million of 3.25% convertible notes due 2023. In 2005, Commonwealth completed an exchange offer, whereby $63.9 million of the 3.25% convertible notes due 2023 were exchanged for an equivalent amount of its 2005 Series A 3.25% convertible notes due 2023. Total long-term debt of Citizens as of December 31, 2006 on a pro forma basis for the Merger assumes all such notes are converted. See “Description of Other Indebtedness.” As of March 30, 2007, approximately $42 million of the Commonwealth convertible notes remain outstanding without delivery of conversion notices.

Consolidated Ratios of Earnings to Fixed Charges

Our unaudited consolidated ratios of earnings to fixed charges are as follows:

	Years Ended December 31,
	2006	2005	2004	2003	2002
Ratio of Earnings to Fixed Charges	2.13	1.75	1.13	1.24	(0.03)

For purposes of this ratio, earnings consist of pre-tax income (loss) from continuing operations before dividends on convertible preferred securities, extraordinary expense, cumulative effect of changes in accounting principle and income (loss) from equity investees, plus fixed charges (except for interest capitalized and preferred dividend requirements of consolidated subsidiaries) and distributed income of equity investees. Fixed charges consist of interest expensed and capitalized, plus the portion of rent expense under operating leases deemed to be representative of interest.

RISK FACTORS

You should carefully consider the risks described below and the risks described under the caption “Risk Factors” in Commonwealth’s 2006 Form 10-K before deciding whether to participate in the exchange offer. The risks described below and in Commonwealth’s 2006 Form 10-K and other risks and uncertainties not currently known to us or those that we currently deem immaterial may also materially and adversely affect our business, results of operations and financial condition. In such an event, you may lose all or part of your investment.

Risks Related to Competition and Our Industry

We face intense competition, which could adversely affect us.

The telecommunications industry is extremely competitive and competition is increasing. The traditional dividing lines between long distance, local, wireless, cable and internet services are becoming increasingly blurred. Through mergers and various service expansion strategies, services providers are striving to provide integrated solutions both within and across geographic markets. Our competitors include CLECs and other providers (or potential providers) of services, such as internet service providers, or ISPs, wireless companies, neighboring incumbents, voice over internet protocol, or VOIP, providers such as Vonage and cable companies that may provide services competitive with ours or services that we intend to introduce. Competition is intense and increasing and we cannot assure you that we will be able to compete effectively. For example, at December 31, 2006, we had 111,000 fewer access lines than we had at December 31, 2005 and we believe wireless and cable telephony providers have increased their market share in our markets. We expect to continue to lose access lines and that competition with respect to all our products and services will increase.

We expect competition to intensify as a result of the entrance of new competitors and the development of new technologies, products and services. We cannot predict which of the many possible future technologies, products or services will be important to maintain our competitive position or what expenditures will be required to develop and provide these technologies, products or services. Our ability to compete successfully will depend on marketing and on our ability to anticipate and respond to various competitive factors affecting the industry, including a changing regulatory environment that may affect our competitors and us differently, new services that may be introduced, changes in consumer preferences, demographic trends, economic conditions and pricing strategies by competitors. Increasing competition may reduce our revenues and increase our costs as well as require us to increase our capital expenditures and thereby decrease our cash flow.

Some of our competitors have superior resources, which may place us at a cost and price disadvantage.

Some of our current and potential competitors have market presence, engineering, technical and marketing capabilities, and financial, personnel and other resources substantially greater than ours. In addition, some of our competitors can raise capital at a lower cost than we can. Consequently, some competitors may be able to develop and expand their communications and network infrastructures more quickly, adapt more swiftly to new or emerging technologies and changes in customer requirements, take advantage of acquisition and other opportunities more readily and devote greater resources to the marketing and sale of their products and services than we can. Additionally, the greater brand name recognition of some competitors may require us to price our services at lower levels in order to retain or obtain customers. Finally, the cost advantages of some competitors may give them the ability to reduce their prices for an extended period of time if they so choose.

Risks Related to Our Business

Decreases in certain types of our revenues will impact our profitability.

Our Frontier business has been experiencing declining access lines, switched access minutes of use, long distance prices and related revenues because of economic conditions, increasing competition, changing consumer behavior (such as wireless displacement of wireline use, email use, instant messaging and increasing use of

VOIP), technology changes and regulatory constraints. These factors are likely to cause our local network service, switched network access, long distance and subsidy revenues to continue to decline, and these factors, together with our increasing employee costs, and the potential need to increase our capital spending, may cause our cash generated by operations to decrease.

We may be unable to grow our revenue and cash flow despite the initiatives we have implemented.

We must produce adequate cash flow that, when combined with funds available under our revolving credit facility, will be sufficient to service our debt, fund our capital expenditures, pay our taxes and maintain our current dividend policy. We expect that our cash taxes will increase substantially in 2007 as we begin to have lower amounts of tax operating losses. We have implemented several growth initiatives, including increasing our marketing promotion/expenditures and launching new products and services with a focus on areas that are growing or demonstrate meaningful demand such as wireline and wireless high-speed internet. There is no assurance that these initiatives will result in an improvement in our financial position or our results of operations.

We may complete a significant business combination or other transaction that could increase our shares outstanding, affect our debt, result in a change in control, or all of the above.

From time to time we evaluate potential acquisitions and other transactions, such as the Merger, that would extend our geographic markets, expand our services, enlarge the capacity of our networks or increase the types of services provided through our networks. If we complete any acquisition or other transaction, we may require additional financing that could result in an increase in our shares outstanding and/or debt, result in a change in control, or all of the above. There can be no assurance that we will enter into any transaction.

Our business is sensitive to the creditworthiness of our wholesale customers.

We have substantial business relationships with other telecommunications carriers for whom we provide service. During the past few years, several of our customers have filed for bankruptcy. While these bankruptcies have not had a material adverse effect on our business to date, future bankruptcies in our industry could result in our loss of significant customers, more price competition and uncollectible accounts receivable. As a result, our revenues and results of operations could be materially and adversely affected.

Risks Related to Liquidity, Financial Resources and Capitalization

Substantial debt and debt service obligations may adversely affect us.

As of December 31, 2006, after giving pro forma effect to the Merger and the offering of the original 2015 notes and the original 2019 notes, the outstanding principal amount of our indebtedness would have been approximately $4.7 billion. This assumes that all of Commonwealth convertible notes are converted. See “Description of Other Indebtedness.” As of March 30, 2007, approximately $42 million of the Commonwealth convertible notes remain outstanding without delivery of conversion notices. We may also obtain additional long-term debt and working capital lines of credit to meet future financing needs, subject to certain restrictions under our existing indebtedness, which would increase our total debt.

The significant negative consequences on our financial condition and results of operations that could result from our substantial debt include:

•	limitations on our ability to obtain additional debt or equity financing;

•

instances in which we are unable to meet the financial covenants contained in our debt agreements or to generate cash sufficient to make required debt payments, which circumstances have the potential of accelerating the maturity of some or all of our outstanding indebtedness;

•

the allocation of a substantial portion of our cash flow from operations to service our debt, thus reducing the amount of our cash flow available for other purposes, including operating costs, capital expenditures, and dividends that could improve our competitive position or results of operations;

•	requiring us to sell debt or equity securities or to sell some of our core assets, possibly on unfavorable terms, to meet payment obligations;

•	compromising our flexibility to plan for, or react to, competitive challenges in our business and the communications industry; and

•

the possibility of our being put at a competitive disadvantage with competitors who do not have as much debt as us, and competitors who may be in a more favorable position to access additional capital resources.

We will require substantial capital to upgrade and enhance our operations.

Replacing or upgrading our infrastructure will result in significant capital expenditures. If this capital is not available when needed, our business will be adversely affected. Increasing competition, offering new services, improving the capabilities or reducing the maintenance costs of our plant may cause our capital expenditures to increase in the future. In addition, our ongoing annual dividend of $1.00 per share under our current policy utilizes a significant portion of our cash generated by operations and therefore limits our operating and financial flexibility and our ability to significantly increase capital expenditures. While we believe that the amount of our dividend will allow for adequate amounts of cash flow for capital spending and other purposes, any material reduction in cash generated by operations and any increases in capital expenditures, interest expense or cash taxes would reduce the amount of cash generated in excess of dividends. Losses of access lines, the effects of increased competition, lower subsidy and access revenues and the other factors described above may reduce our cash generated by operations and may require us to increase capital expenditures. In addition, we expect our cash paid for taxes to increase significantly over the next several years.

Risks Related to Regulation

The access charge revenues we receive may be reduced at any time.

A significant portion of our revenues ($263.0 million or 13% in 2006) is derived from access charges paid by interexchange carriers, or IXCs, for services we provide in originating and terminating intrastate and interstate traffic. Additionally, approximately 38.9% or $128.6 million of Commonwealth’s consolidated revenues for the year ended December 31, 2006, came from charges paid to it by other carriers for services its subsidiaries provided in originating and terminating intrastate and interstate toll calls, and terminating local calls received from wireless carriers and other telephone companies. The amount of access charge revenues we receive for these services is regulated by the FCC and state regulatory agencies. Recent rulings regarding access charges have lowered the amount of revenue we receive from this source. The FCC has an open proceeding to address reform to access charges and other intercarrier compensation which could substantially change the current system including the amounts paid to carriers that originate and terminate calls. A material reduction in the access revenues we receive from these funds would adversely affect our financial results.

We are reliant on support funds provided under federal and state laws.

We receive a portion of our revenue ($165.0 million or 8% in 2006) from federal and state subsidies, including the federal high cost fund, federal local switching support fund, federal USF surcharge and various state funds. FCC and state regulators are currently considering a number of proposals for changing the manner in which eligibility for federal subsidies is determined as well as the amounts of such subsidies. The FCC is also reviewing the mechanism by which subsidies are funded. We cannot predict when or how these matters will be decided nor the effect on our subsidy revenue, but such effect could be to reduce the subsidy revenue we receive.

The federal high cost fund is our largest source of subsidy revenue (approximately $59.0 million in 2006). We currently expect that as a result of both an increase in the national average cost per loop and a decrease in our cost structure, there is likely to be a decrease in the subsidy revenue earned in 2007 through the federal high cost support fund and such decrease may be significant in relation to the total amount of our subsidy revenue.

In addition, approximately $37.1 million or 2% of our revenue represents a surcharge to customers (local, long distance and IXC) which is remitted to the FCC and recorded as an expense in “other operating expenses”. The FCC revised the calculation for this surcharge by eliminating high speed internet connections from the calculation effective August 15, 2006. As a result, we expect this surcharge revenue (and its associated expense) to decrease in 2007 and such decrease may be significant in relation to the total amount of our subsidy revenue.

Our company and industry are highly regulated, imposing substantial compliance costs and restricting our ability to compete in our target markets.

As an incumbent, we are subject to significant regulation from federal, state and local authorities. This regulation restricts our ability to change our rates, especially on our basic services, and imposes substantial compliance costs on us. Regulation restricts our ability to compete and, in some jurisdictions, it may restrict how we are able to expand our service offerings. In addition, changes to the regulations that govern us may have an adverse effect upon our business by reducing the allowable fees that we may charge, imposing additional compliance costs, or otherwise changing the nature of our operations and the competition in our industry.

Customers are now permitted to retain their wireline number when switching to another service provider. This is likely to increase the number of our customers who decide to disconnect their service from us. Other pending rulemakings, including those relating to intercarrier compensation, universal service and VOIP regulations, could have a substantial adverse impact on our operations.

Risks Related to Technology

In the future as competition intensifies within our markets, we may be unable to meet the technological needs or expectations of our customers, and may lose customers as a result.

The telecommunications industry is subject to significant changes in technology. If we do not replace or upgrade technology and equipment, we will be unable to compete effectively because we will not be able to meet the needs or expectations of our customers. Replacing or upgrading our infrastructure could result in significant capital expenditures.

In addition, rapidly changing technology in the telecommunications industry may influence our customers to consider other service providers. For example, we may be unable to retain customers who decide to replace their wireline telephone service with wireless telephone service. In addition, VOIP technology, which operates on broadband technology, now provides our competitors with a low-cost alternative to provide voice services to our customers.

Risks Related to the Acquisition of Commonwealth

Our pro forma condensed combined financial information may not be representative of our results as a combined company.

The pro forma condensed combined financial information included in this prospectus is based in part on certain assumptions regarding the Merger that we believe are reasonable. We cannot assure you that our assumptions will prove to be accurate over time. Accordingly, the pro forma condensed combined financial information included in this prospectus may not reflect what our results of operations and financial condition would have been had we actually acquired Commonwealth as of the dates presented, or what our results of operations and financial condition will be in the future.

The integration of Commonwealth following the Merger may present significant challenges.

We may face significant challenges in combining Commonwealth’s operations into our operations in a timely and efficient manner and in retaining key Commonwealth personnel. The failure to integrate successfully and to manage successfully the challenges presented by the integration process may result in us not achieving the anticipated benefits of the Merger. In addition, we and Commonwealth have incurred costs associated with transaction fees and other costs related to the Merger. We will also incur integration and restructuring costs as we integrate the businesses of Commonwealth with those of ours. Although we expect that the realization of efficiencies related to the integration of the businesses will offset incremental transaction, integration and restructuring costs over time, we cannot give any assurance that this net benefit will be achieved.

Risks Related to the Notes and the Exchange Offer

If you fail to exchange your original notes, they will continue to be restricted securities and may become less liquid.

Original notes which you do not tender or we do not accept will, following the exchange offer, continue to be restricted securities, and you may not offer to sell them except pursuant to an exemption from, or in a transaction not subject to, the Securities Act and applicable state securities law. We will issue exchange notes in exchange for the original notes pursuant to the exchange offer only following the satisfaction of the procedures and conditions set forth in “The Exchange Offer—Procedures for Tendering.” These procedures and conditions include timely receipt by the exchange agent of such original notes (or a confirmation of book-entry transfer) and of a properly completed and duly executed letter of transmittal (or an agent’s message from The Depository Trust Company).

Because we anticipate that most holders of original notes will elect to exchange their original notes, we expect that the liquidity of the market for any original notes remaining after the completion of the exchange offer will be substantially limited. Any original notes tendered and exchanged in the exchange offer will reduce the aggregate principal amount of the original notes of the applicable series outstanding. Following the exchange offer, if you do not tender your original notes you generally will not have any further registration rights, and your original notes will continue to be subject to certain transfer restrictions. Accordingly, the liquidity of the market for the original notes of each series could be adversely affected.

We are a holding company and, as a result, rely on the receipt of funds from our subsidiaries in order to meet our cash needs and service our indebtedness, including the notes. The notes will be effectively subordinated to liabilities of our subsidiaries.

We are a holding company and our principal assets consist of the shares of capital stock or other equity instruments of our subsidiaries. As a holding company without independent means of generating operating revenues, we depend on dividends, distributions and other payments from our subsidiaries to fund our obligations, including those arising under the offering of the original notes, and meet our cash needs. We cannot assure you that the operating results of our subsidiaries at any given time will be sufficient to make distributions to us in order to allow us to make payments on the notes. In addition, the payment of these dividends, distributions and other payments from our subsidiaries to us may be subject to regulatory or contractual restrictions. Some state regulators, including New York and Illinois, have recently considered imposing on regulated companies, including us, cash management practices that could limit the ability of such regulated companies to transfer cash between subsidiaries or to the parent company. While none of the existing state regulations materially affect our cash management, any changes to the existing regulations or imposition of new regulations may materially adversely affect our ability to transfer cash within our consolidated companies.

You will not have any claim as a creditor against our subsidiaries. Accordingly, all obligations of our subsidiaries will have to be satisfied before any of the assets of such subsidiaries would be available for distribution, upon a liquidation or otherwise. As of December 31, 2006, on a pro forma basis after giving effect to the Merger and the offering of the original 2015 notes and the original 2019 notes, our subsidiaries, including Commonwealth, would have had approximately $571.7 million of liabilities including $57.9 million of indebtedness (including secured indebtedness) and excluding deferred income tax liabilities. This assumes that all the Commonwealth convertible notes are converted. See “Description of Other Indebtedness.” As of March 30, 2007, approximately $42 million of the Commonwealth convertible notes remain outstanding without delivery of conversion notices. Although the indentures governing each series of the notes limit the indebtedness our subsidiaries may incur, our subsidiaries will be able to incur additional debt. See “Description of Notes—Covenants—Limitation on Subsidiary Indebtedness.” In addition, holders of the notes will not have the right to accelerate the indebtedness represented by the notes of any series in the event of (1) a default by Citizens or any of its subsidiaries under any other indebtedness of Citizens or such subsidiaries, including under our credit facilities, or (2) bankruptcy or similar event affecting any of our subsidiaries.

The notes are unsecured and will effectively be subordinated to any secured indebtedness.

The notes are unsecured and therefore will be effectively subordinated to any of our existing and future secured indebtedness, to the extent of the value of the assets securing such indebtedness. In the event of a bankruptcy or similar proceeding, the assets that serve as collateral for any secured indebtedness will be available to satisfy the obligations under the secured indebtedness before any payments are made on the notes. As of December 31, 2006, on a pro forma basis after giving effect to the Merger and the offering of the original 2015 notes and the original 2019 notes, we would have had approximately $21.9 million of secured indebtedness. The indentures governing each series of the notes will permit us, subject to specified limitations, to incur additional secured debt.

The agreements governing our debt, including the notes and our credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.

The indentures governing each series of the notes contain covenants that, among other things, limit our ability and the ability of our subsidiaries to:

•	incur indebtedness at our subsidiaries;

•	create liens; and

•	merge or consolidate with other companies.

In addition, our credit facilities require us to comply with specified covenants, including financial ratios. Any future indebtedness may also require us to comply with similar covenants. These restrictions on our ability to operate our business could seriously harm our business by, among other things, limiting our ability to take advantage of financings, mergers, acquisitions and other corporate opportunities.

Various risks, uncertainties and events beyond our control could affect our ability to comply with these covenants. Failure to comply with any of the covenants in our existing or future financing agreements could result in a default under those agreements and under other agreements containing cross-default provisions. A default would permit lenders to accelerate the maturity for the debt under these agreements and to foreclose upon any collateral securing the debt. Under these circumstances, we might not have sufficient funds or other resources to satisfy all of our obligations, including our obligations under the notes. In addition, the limitations imposed by financing agreements on our ability to incur additional debt and to take other actions might significantly impair our ability to obtain other financing.

If an active trading market does not develop for the exchange notes, you may be unable to sell the exchange notes or to sell them at a price you deem sufficient.

The exchange notes are new issues of securities for which there is currently no public trading market. We do not intend to list the exchange notes on any national securities exchange or automated quotation system. In addition, the liquidity of any trading market for each series of the exchange notes, and the market price quoted for each series of the exchange notes, may be adversely affected by changes in the overall market for those securities and by changes in our financial performance or prospects or in the prospects of telecommunications companies generally. We cannot give you any assurance as to:

•	the liquidity of any trading market that may develop;

•	the ability of holders to sell their exchange notes; or

•	the price at which holders would be able to sell their exchange notes.

Even if a trading market develops, the exchange notes may trade at higher or lower prices than the principal amount or purchase price of their respective series depending on many factors, including:

•	prevailing interest rates;

•	the number of holders of the exchange notes of such series;

•	the interest of securities dealers in making a market for such exchange notes;

•	the market for similar notes; and

•	our financial performance.

In addition, we understand that the initial purchasers presently intend to make a market in the notes. However, they are not obligated to do so and may discontinue making a market in the notes at any time without notice. As a result, we cannot assure you that an active trading market will develop for the notes. If no active trading market develops, the price at which you may be able to sell notes of each series, if at all, may be less than the price you pay for them.

We may not have sufficient funds to repurchase the notes upon a change of control.

The terms of the notes will require us to make an offer to repurchase the notes upon the occurrence of a change of control and ratings decline (as defined herein) at a purchase price equal to 101% of the respective principal amount of the notes of each applicable series, plus accrued interest to the date of the purchase. It is possible that we will not have sufficient funds at the time of the change of control to make the required repurchase of notes and will be required to obtain third party financing to do so. We may not be able to obtain this financing on commercially reasonable terms, or on terms acceptable to us, or at all. In addition, the occurrence of certain change of control events may constitute an event of default under the terms of our credit facilities. Such an event of default would entitle the lenders under our credit facilities to, among other things, cause all outstanding debt thereunder to become due and payable. See “Description of Notes—Repurchase of Notes Upon a Change of Control Triggering Event.”

FORWARD-LOOKING STATEMENTS

This prospectus contains forward-looking statements that are subject to risks and uncertainties that could cause actual results to differ materially from those expressed or implied in the statements. Statements that are not historical facts are forward-looking statements made pursuant to the “safe harbor” provisions of the Private Securities Litigation Reform Act of 1995. Words such as “believes,” “anticipates,” “expects” and similar expressions are intended to identify forward-looking statements. Forward-looking statements (including oral representations) are only predictions or statements of current plans, which we review continuously. Forward-looking statements may differ materially from actual future results due to, but not limited to, and our future results may be materially affected by, any of the following possibilities:

•	Our ability to successfully integrate Commonwealth’s operations and to realize the synergies from the Merger;

•	Changes in the number of our revenue generating units, which consists of access lines plus high-speed internet subscribers;

•	The effects of competition from wireless, other wireline carriers (through VOIP or otherwise), high-speed cable modems and cable telephony;

•	The effects of greater than anticipated competition requiring new pricing, marketing strategies or new product offerings and the risk that we will not respond on a timely or profitable basis;

•	The effects of general and local economic and employment conditions on our revenues;

•	Our ability to effectively manage service quality;

•	Our ability to successfully introduce new product offerings, including our ability to offer bundled service packages on terms that are both profitable to us and attractive to our customers;

•	Our ability to sell enhanced and data services in order to offset ongoing declines in revenue from local services, switched access services and subsidies;

•	Changes in accounting policies or practices adopted voluntarily or as required by GAAP or regulators;

•

The effects of changes in regulation in the communications industry as a result of federal and state legislation and regulation, including potential changes in access charges and subsidy payments, and regulatory network upgrade and reliability requirements;

•

Our ability to comply with federal and state regulation (including state rate of return limitations on our earnings) and our ability to successfully renegotiate state regulatory plans as they expire or come up for renewal from time to time;

•	Our ability to manage our operations, operating expenses and capital expenditures, to pay dividends and to reduce or refinance our debt;

•	Adverse changes in the ratings given to our debt securities by nationally accredited ratings organizations, which could limit or restrict the availability and/or increase the cost of financing;

•	The effects of bankruptcies in the telecommunications industry, which could result in potential bad debts;

•

The effects of technological changes and competition on our capital expenditures and product and service offerings, including the lack of assurance that our ongoing network improvements will be sufficient to meet or exceed the capabilities and quality of competing networks;

•	The effects of increased medical, retiree and pension expenses and related funding requirements;

•	Changes in income tax rates, tax laws, regulations or rulings, and/or federal or state tax assessments;

•	The effects of state regulatory cash management policies on our ability to transfer cash among our subsidiaries and to the parent company;

•	Our ability to successfully renegotiate expiring union contracts covering approximately 1,526 employees that are scheduled to expire during 2007;

•

Our ability to pay a $1.00 per common share dividend annually may be affected by our cash flow from operations, amount of capital expenditures, debt service requirements, cash paid for income taxes (which will increase in 2007) and our liquidity;

•	The effects of any future liabilities or compliance costs in connection with worker health and safety matters;

•	The effects of any unfavorable outcome with respect to any of our current or future legal, governmental, or regulatory proceedings, audits or disputes;

•	The effects of more general factors, including changes in economic, business and industry conditions; and

•	The risk factors set forth or referenced in “Risk Factors” above.

We caution you against relying on these forward-looking statements, which speak only as of the date of this prospectus. Except as required by law, we are not obligated to publicly release any revisions to these forward-looking statements to reflect events or circumstances occurring after the date of this prospectus or to reflect the occurrence of unanticipated events. All subsequent written and oral forward-looking statements attributable to us or persons acting on our behalf are expressly qualified in their entirety by the statements in those sections.

USE OF PROCEEDS

This exchange offer is intended to satisfy our obligations under the registration rights agreements entered into in connection with the issuance of the original notes. We will not receive any cash proceeds from the issuance of the exchange notes in the exchange offer.

In consideration for issuing the exchange notes as contemplated by this prospectus, we will receive the original notes in like principal amount. The original notes surrendered and exchanged for the exchange notes will be retired and canceled and cannot be reissued.

Accordingly, the issuance of the exchange notes will not result in any increase in our indebtedness or capital stock.

The net proceeds of the offering of the original 2027 notes was approximately $393.5 million, after deducting the discounts and commissions to the initial purchasers of the original 2027 notes and estimated offering expenses. We used the net proceeds of the offering of the original 2027 notes to finance, in part, the cash portion of the Merger consideration as well as related transactions and the payment of fees and expenses.

The net proceeds of the offering of the original 2015 notes and the original 2019 notes was approximately $740 million, after deducting the discounts and commissions to the initial purchasers of such notes and estimated offering expenses. We used part of the net proceeds of the offering of such notes to refinance $200 million principal amount of indebtedness incurred on March 8, 2007 under a bridge loan facility. We intend to use the remaining net proceeds of the offering of such notes to redeem $495.2 million principal amount of our 7.625% Senior Notes due 2008 and pay related premiums, fees and expenses estimated to be $15 million as well as to pay integration costs and settle liabilities associated with the Merger.

CAPITALIZATION

The following table sets forth our cash and capitalization as of December 31, 2006:

•	on a historical basis;

•	on a pro forma basis to reflect the Merger. See also “Summary—Merger with Commonwealth;” and

•

on a pro forma as adjusted basis to reflect the Merger and the offering of the original 2015 notes and the original 2019 notes and the application of the estimated net proceeds therefrom of approximately $740 million (after deducting estimated discounts, commissions and offering expenses) to refinance outstanding indebtedness under the bridge loan facility and to redeem $495.2 million principal amount of our 7.625% Senior Notes due 2008. See also “Use of Proceeds”, “Summary—Merger with Commonwealth” and “Summary—Recent Developments.”

This table is unaudited and should be read in conjunction with our consolidated financial statements incorporated by reference herein and our unaudited pro forma condensed combined financial information included in this prospectus. Other than as disclosed in this prospectus, there has been no material change in our capitalization and indebtedness since December 31, 2006.

	As of December 31, 2006
	Actual	Pro Forma for the Merger	Pro Forma for the Merger and the Offering of the Original 2015 Notes and the Original 2019 Notes
	(in thousands of dollars)
Cash and cash equivalents(1)	$1,041,106	$361,353	$391,153

Long-term debt, net of current portion and debt discount
Bridge loan facility(2)	—	200,000	—
Original 2015 notes and original 2019 notes(3)	—	—	750,000
Senior notes, debentures and other debt(4)	4,460,755	4,460,755	3,965,555

Total long-term debt	$4,460,755	$4,660,755	$4,715,555

Total shareholders’ equity	$1,058,032	$1,340,409	$1,340,409

Total capitalization	$5,518,787	$6,001,164	$6,055,964

(1)	The amount under Pro Forma for the Merger and the Offering of the Original 2015 Notes and the Original 2019 Notes assumes premiums, fees and other expenses in connection with the redemption of the $495.2 million of 7.625% Senior Notes due 2008 of $15 million.
(2)	On November 3, 2006, we obtained a commitment letter from certain of the initial purchasers of the original notes and/or their affiliates to provide a $990 million senior unsecured bridge loan for financing necessary to complete the Merger. As of December 31, 2006, there were no borrowings outstanding under this facility. On March 8, 2007, we borrowed $200 million under the bridge loan facility and terminated the remaining commitment. On March 23, 2007, all outstanding amounts under the bridge loan facility were paid in full with a portion of the net proceeds from the offering of the original 2015 notes and the original 2019 notes.
(3)	Principal amount shown; amount net of discounts, commissions and expenses is estimated to be $740 million.
(4)	The amount under Pro Forma for the Merger assumes that all $300 million Commonwealth convertible notes are converted. See “Description of Other Indebtedness.” Prior to March 8, 2007, approximately $108 million aggregate principal amount of Commonwealth convertible notes was converted to Commonwealth common stock, which shares were converted into the merger consideration at the closing of the Merger. We have assumed that the remaining $192 million of Commonwealth convertible notes will be converted at an estimated aggregate cost (inclusive of the premium resulting from such conversion) of approximately $207 million, which will be settled in cash and Citizens common stock. We expect to issue approximately 2,524,720 shares of Citizens common stock in respect of the conversion of such remaining notes, at a value of $34.4 million based on a share price of $13.64 per share which represents the approximate average price per share of our common stock over the period September 13, 2006 to September 20, 2006. As of March 30, 2007, holders of approximately $150 million of the remaining $192 million of Commonwealth convertible notes had given notice to exercise their conversion rights.

UNAUDITED PRO FORMA CONDENSED COMBINED

FINANCIAL INFORMATION

The following unaudited pro forma condensed combined financial information is based upon the historical consolidated financial information of Citizens and Commonwealth incorporated by reference in this prospectus, and has been prepared to reflect the Merger based on the purchase method of accounting, with Citizens treated as the acquirer. The historical consolidated financial information has been adjusted to give effect to pro forma events that are directly attributable to the Merger and factually supportable and, in the case of the statement of operations information, that are expected to have a continuing impact. The unaudited pro forma condensed combined balance sheet information has been prepared as of December 31, 2006 and gives effect to the Merger as if it had occurred on that date. The unaudited pro forma condensed combined statement of operations information has been prepared for the year ended December 31, 2006 and gives effect to the Merger as if it had occurred on January 1, 2006.

The unaudited pro forma condensed combined financial information is presented for informational purposes only. The pro forma information is not necessarily indicative of what the financial position or results of operations actually would have been had the Merger been completed at the dates indicated. In addition, the unaudited pro forma condensed combined financial information does not purport to project the future financial position or operating results of Citizens after completion of the Merger.

The unaudited pro forma condensed combined financial information does not give effect to any potential cost savings or other operating efficiencies that could result from the Merger. In addition, Citizens’ cost to acquire Commonwealth will be allocated to the assets acquired and liabilities assumed based upon their estimated fair values as of the date of acquisition. The allocation is dependent upon certain valuations and other studies that have not progressed to a stage where there is sufficient information to make a definitive allocation. Accordingly, the purchase price allocation pro forma adjustments are preliminary and have been made solely for the purpose of providing unaudited pro forma condensed combined financial information in this prospectus.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED BALANCE SHEET INFORMATION

AS OF DECEMBER 31, 2006

(dollars in thousands)

	Citizens	Commonwealth	Pro Forma Adjustments			Pro Forma Combined
Assets
Cash and cash equivalents	$1,041,106	$126,932	$(806,685)	4	(b)	$361,353
Accounts receivable, net	187,737	40,839	—			228,576
Other current assets	44,150	19,370	—			63,520

Total current assets	1,272,993	187,141	(806,685)			653,449
Property, plant and equipment, net	2,983,504	372,597	9,902	4	(a)	3,366,003
Goodwill, net	1,917,751	—	563,204	4	(a)	2,480,955
Other intangibles, net	432,353	—	500,000	4	(a)	932,353
Investments	16,474	4,716	—			21,190
Other assets	168,130	9,142	—			177,272

Total assets	$6,791,205	$573,596	$266,421			$7,631,222

Liabilities and Shareholders’ Equity
Long-term debt due within one year	$39,271	$35,000	$(35,000)	4	(b)	$39,271
Accounts payable and other current liabilities	386,372	66,789	—			453,161

Total current liabilities	425,643	101,789	(35,000)			492,432
Deferred income taxes	514,130	69,314	189,000	4	(a)	772,444
Other liabilities	332,645	32,537	—			365,182
Long-term debt	4,460,755	300,000	(100,000)	4	(b)	4,660,755

Total liabilities	5,733,173	503,640	54,000			6,290,813
Shareholders’ equity	1,058,032	69,956	—			1,340,409
			282,377	4	(a)
			(69,956)	4	(a)

Total liabilities and shareholders’ equity	$6,791,205	$573,596	$266,421			$7,631,222

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

CITIZENS COMMUNICATIONS COMPANY AND SUBSIDIARIES

UNAUDITED PRO FORMA CONDENSED COMBINED STATEMENT OF OPERATIONS

INFORMATION FOR THE YEAR ENDED DECEMBER 31, 2006

(dollars in thousands, except per share amounts)

	Citizens	Commonwealth	Pro Forma Adjustments			Pro Forma Combined
Revenue	$2,025,367	$330,615	$—			$2,355,982
Cost and expenses (exclusive of depreciation and amortization)	904,390	173,744	(10,621)	4	(c)	1,067,513
Depreciation and amortization	476,487	43,374	100,580	4	(d)	620,441

Total operating expenses	1,380,877	217,118	89,959			1,687,954

Operating income	644,490	113,497	(89,959)			668,028
Investment and other income, net (note 6)	82,443	33,822	—			116,265
Interest expense	336,446	13,894	41,204	4	(e)	391,544
Income tax expense	136,479	49,285	(48,530)	4	(f)	137,234

Income from continuing operations	$254,008	$84,140	$(82,633)			$255,515

Basic income per common share	$0.79					$0.74

Weighted average shares outstanding (note 5)	322,641					343,343
Diluted income per common share	$0.78					$0.74

Weighted average shares outstanding (note 5)	324,545					345,247

SEE NOTES TO UNAUDITED PRO FORMA CONDENSED COMBINED FINANCIAL INFORMATION.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION

1.	Description of the Transaction

On September 17, 2006, Commonwealth, Citizens and CF Merger Corp., a wholly owned subsidiary of Citizens, entered into a merger agreement pursuant to which, on March 8, 2007, CF Merger Corp. merged with and into Commonwealth, with Commonwealth surviving the Merger as a wholly owned subsidiary of Citizens. At the effective time of the Merger, each outstanding share of Commonwealth common stock (other than shares owned by Commonwealth, Citizens and CF Merger Corp.) was converted into the right to receive $31.31 in cash and 0.768 shares of Citizens common stock.

Citizens is accounting for the Merger as a purchase under U.S. generally accepted accounting principles. Under the purchase method of accounting, the assets and liabilities of Commonwealth are recorded as of the acquisition date, at their respective fair values, and consolidated with those of Citizens. The reported consolidated financial condition and results of operations of Citizens after completion of the Merger will reflect these fair values.

2.	Purchase Price

The following schedule provides a summary of the purchase price paid by Citizens in the acquisition of Commonwealth:

Cash paid at closing	$788,907
Value of Citizens common stock issued(a)	247,940
Estimated closing costs:
Conversion of the remaining Commonwealth convertible notes(b)	207,115
To pay down the Commonwealth credit facility	35,000
Estimated fees and expenses (unpaid at closing date)	10,100

Total Purchase Price	$1,289,062

(a)	Determined based on Commonwealth common stock outstanding at the time of the Merger multiplied by 0.768. Citizens expects to issue approximately 18,177,430 shares valued at $13.64 per share, in accordance with U.S. generally accepted accounting principles, which represents the approximate average price per share of our common stock over the period September 13, 2006 to September 20, 2006.
(b)	Prior to the closing date of the Merger, March 8, 2007, Commonwealth had outstanding $300 million aggregate principal amount of Commonwealth convertible notes. See “Description of Other Indebtedness.” As a result of the Merger, holders of the Commonwealth convertible notes are entitled to exercise their conversion rights. In addition, we are obligated to offer to repurchase their notes at a cash repurchase price equal to 100% of principal amount plus accrued and unpaid interest. As a result, we commenced a cash tender offer on March 23, 2007, which is scheduled to expire on April 20, 2007. Prior to March 8, 2007, approximately $108 million aggregate principal amount of Commonwealth convertible notes was converted to Commonwealth common stock, which shares were converted into the merger consideration at the closing of the Merger. We have assumed that the remaining $192 million of Commonwealth convertible notes will be converted at an estimated aggregate cost (inclusive of the premium resulting from such conversion) of approximately $207 million, which will be settled in cash and Citizens common stock. We expect to issue approximately 2,524,720 shares of Citizens common stock in respect of the conversion of such remaining notes, at a value of $34.4 million based on a share price of $13.64 as noted in (a) above. As of March 30, 2007, holders of approximately $150 million of the remaining $192 million of Commonwealth convertible notes had given notice to exercise their conversion rights.

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION (Continued)

3.	Citizens Discontinued Operations and Partnerships

In 2006, we sold our competitive local exchange carrier (CLEC), Electric Lightwave, LLC, or ELI, (including its associated real estate) for $255 million in cash. On March 15, 2005, we sold our conferencing business, CCUSA, for $43.6 million in cash. In accordance with the Statement of Financial Accounting Standards No. 144, “Accounting for the Impairment or Disposal of Long-Lived Assets,” the results of operations of ELI and CCUSA have been classified as discontinued operations and all prior periods have been recast to give effect thereto.

Effective January 1, 2006, Citizens has applied the provisions of EITF No. 04-05, “Determining Whether a General Partner, or General Partners as a Group, Controls a Limited Partnership or Similar Entity When the Limited Partners Have Certain Rights,” to consolidate the financial condition and results of operations of Mohave Cellular Limited Partnership, in which Citizens has a 33% ownership interest and is the managing partner. As permitted, Citizens elected to apply EITF No. 04-05 retrospectively from the date of adoption, and all applicable periods have been recast to give effect thereto.

4.	Pro Forma Adjustments

Adjustments included in the column under the heading “Pro Forma Adjustments” relate to the following:

(a)	The estimated purchase price has been allocated to the net tangible and intangible assets and liabilities acquired on a preliminary basis as follows (in thousands):

Estimated purchase price:		$1,289,062
Current assets	$187,141
Property, plant and equipment	382,499
Goodwill	374,204
Other intangibles, net	500,000
Investments	4,716
Other assets	9,142
Accounts payable and other current liabilities	66,789
Deferred income taxes	69,314
Other liabilities	32,537
Shareholders’ equity	0	$1,289,062

Goodwill has been further adjusted by $189 million to reflect the establishment of deferred taxes for the non-deductible step-up in the value of Property, plant and equipment and Other intangibles, net at a rate of 37% (resulting in a $189 million adjustment to Deferred income taxes).

The allocation of the purchase price to assets and liabilities is preliminary. The final allocation of the purchase price will be based on the fair values of the assets acquired and liabilities assumed as determined by third-party valuation. There can be no assurance that the actual allocation will not differ significantly from the preliminary allocation.

(b)

In connection with the Merger, Citizens obtained a commitment letter for a $990 million senior unsecured bridge loan to finance in part the cash portion of the merger consideration and related transactions. On March 8, 2007, we borrowed $200 million under this facility and terminated the remaining commitment. On March 23, 2007, all outstanding amounts under the bridge loan facility were paid in full with a portion of the net proceeds from the offering of the original 2015 notes and the original 2019 notes. Such refinancing of the bridge loan is not reflected in these pro forma financial statements. In December, 2006, as noted in our 2006 Form 10-K incorporated by reference herein, we arranged for financing in connection with the Merger, consisting of $400 million principal amount of the original 2027 notes. We also borrowed $150 million under a term loan from CoBank, ACB. We

NOTES TO UNAUDITED PRO FORMA CONDENSED

COMBINED FINANCIAL INFORMATION (Continued)

have used a portion of the proceeds of such loan to repay Commonwealth’s revolving credit facility for $35 million and intend to use the remaining proceeds to pay $115 million of the cash portion of the settlement of the Commonwealth convertible notes. See “Description of Other Indebtedness.”

The pro forma adjustment for long-term debt reflects the assumed conversion of the $300 million of Commonwealth convertible notes, offset in part by the incurrence of the $200 million under the bridge loan. The pro forma adjustment for long-term debt does not reflect the proposed redemption of $495.2 million principal amount of our 7.625% Senior Notes due 2008. We intend to use a portion of the net proceeds from the offering of the original 2015 notes and the original 2019 notes to redeem such 7.625% Senior Notes due 2008 and pay related premiums, fees and expenses estimated to be $15 million. See “Description of Other Indebtedness.”

The pro forma adjustment to cash reflects the cash paid at closing of $788.9 million, the cash portion of the settlement of Commonwealth’s convertible notes for $172.7 million, the repayment of Commonwealth’s revolving credit facility for $35 million, and the payment of estimated closing fees and expenses of $10.1 million, offset in part by the additional borrowing in connection with the Merger of $200 million.

(c)	Represents the non-cash stock expense of Commonwealth.

(d)	Reflects increased depreciation and amortization expense resulting from adjusting the historical carrying values of the acquired assets to their fair market values based on the results of a preliminary appraisal. Depreciation and amortization expense was determined based on Citizens’ current rates for depreciation and amortization, including Citizens’ 2006 composite depreciation rate of 5.86%. Amortization for the Other intangibles, net was based on an expected five-year life.

The actual depreciation and amortization expense will be based on the results of the third-party valuation of the acquired assets and the related estimated lives. There can be no assurance that the actual depreciation and amortization expense will not differ significantly from the pro forma adjustment presented.

(e)	Pro forma interest expense reflects an estimated $14.5 million of additional interest expense to reflect a full year of interest on the $200 million borrowing incurred by Citizens in connection with the Merger, based on an interest rate of 7.25%. Interest expense was reduced by $13.9 million to eliminate all of the interest expense associated with the Commonwealth convertible notes and the pay down of Commonwealth’s existing revolving credit facility of $35 million. Our pro forma results assume that all the Commonwealth convertible notes have been converted. See “Description of Other Indebtedness.” As of March 30, 2007, approximately $42 million of the Commonwealth convertible notes remain outstanding without delivery of conversion notices.

Pro forma interest expense also reflects adjustments to increase interest expense as a result of two borrowings made by Citizens during the month of December 2006. In December, Citizens issued $400 million principal amount of the original 2027 notes and borrowed $150 million under a term loan agreement at a variable interest rate which is estimated to be 6.75%.

(f)	Represents the estimated income tax effect of the pro forma adjustments calculated using the applicable incremental tax rate.

5.	Pro forma shares outstanding (basic and diluted) have been adjusted to give effect to the issuance in connection with the Merger of 20,702,150 shares of Citizens common stock. Of the approximate 20.7 million shares issued, approximately 15.5 million were released from treasury and the remainder is represented by newly issued shares.

6.	Includes in the aggregate approximately $85 million of gain recorded by Citizens and Commonwealth resulting from the proceeds received in the second quarter of 2006 from the dissolution of the Rural Telephone Bank.

THE EXCHANGE OFFER

Purpose of the Exchange Offer

In connection with the sale of the original notes, we entered into a registration rights agreement relating to each series of original notes with the initial purchasers of each such series of original notes, under which we agreed to use our reasonable best efforts to file and have declared effective a registration statement under the Securities Act relating to the exchange offer.

We are making the exchange offer in reliance on the position of the SEC as set forth in certain no-action letters. However, we have not sought our own no-action letter. Based upon these interpretations by the SEC, we believe that a holder of exchange notes, but not a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act, who exchanges original notes for exchange notes in the exchange offer generally may offer the exchange notes for resale, sell the exchange notes and otherwise transfer the exchange notes without further registration under the Securities Act and without delivery of a prospectus that satisfies the requirements of Section 10 of the Securities Act. This does not apply, however, to a holder who is our “affiliate” within the meaning of Rule 405 of the Securities Act. We also believe that a holder may offer, sell or transfer the exchange notes only if the holder acquires the exchange notes in the ordinary course of its business and is not participating, does not intend to participate and has no arrangement or understanding with any person to participate in a distribution of the exchange notes.

Any holder of the original notes using the exchange offer to participate in a distribution of exchange notes cannot rely on the no-action letters referred to above. Any broker-dealer who holds original notes acquired for its own account as a result of market-making activities or other trading activities and who receives exchange notes in exchange for such original notes pursuant to the exchange offer may be a statutory underwriter and must deliver a prospectus meeting the requirements of the Securities Act in connection with any resale of such exchange notes. See “Plan of Distribution.”

Each broker-dealer that receives exchange notes for its own account in exchange for original notes, where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities, must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for original notes where such original notes were acquired by such broker-dealer as a result of market-making activities or other trading activities. The letter of transmittal states that by acknowledging and delivering a prospectus, a broker-dealer will not be considered to admit that it is an “underwriter” within the meaning of the Securities Act. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus available to any broker-dealer for use in connection with any such resale. See “Plan of Distribution.”

Except as described above, this prospectus may not be used for an offer to resell, resale or other transfer of exchange notes.

The exchange offer is not being made to, nor will we accept tenders for exchange from, holders of original notes in any jurisdiction in which the exchange offer or the acceptance of it would not be in compliance with the securities or blue sky laws of such jurisdiction.

Terms of the Exchange

Upon the terms and subject to the conditions of the exchange offer, we will accept any and all original notes validly tendered prior to 5:00 p.m., New York time, on the expiration date for the exchange offer. Promptly after the expiration date (unless extended as described in this prospectus), we will issue an aggregate principal amount of up to $400.0 million of new 2027 notes for a like principal amount of outstanding original 2027 notes, $300.0 million of new 2015 notes for a like principal amount of outstanding original 2015 notes and $450.0 million of new 2019 notes for a like principal amount of outstanding original 2019 notes, in each case tendered and accepted in connection with the exchange offer. The exchange notes issued in connection with the exchange offer will be delivered on the earliest practicable date following the expiration date. Holders may tender some or all of their original notes in connection with the exchange offer, but only in $1,000 increments of principal amount.

The terms of the exchange notes will be identical in all material respects to the terms of the original notes, except that the exchange notes will have been registered under the Securities Act and will be issued free from any covenant regarding registration, including the payment of additional interest upon a failure to file or have declared effective an exchange offer registration statement or to complete the exchange offer by certain dates. The exchange notes of each series will evidence the same debt as the original notes of that series and will be issued under the same indenture of that series and entitled to the same benefits under that indenture as the original notes being exchanged. As of the date of this prospectus, $400.0 million in aggregate principal amount of the original 2027 notes, $300.0 million in aggregate principal amount of the original 2015 notes and $450.0 million in aggregate principal amount of the original 2019 notes are outstanding.

In connection with the issuance of the original notes, we arranged for the original notes purchased by qualified institutional buyers and those sold in reliance on Regulation S under the Securities Act to be issued and transferable in book-entry form through the facilities of The Depository Trust Company (“DTC”), acting as depositary. Except as described under “Description of Notes—Book-entry, delivery and form,” exchange notes of each series will be issued in the form of a global note registered in the name of DTC or its nominee and each beneficial owner’s interest in it will be transferable in book-entry form through DTC. See “Description of Notes—Book-entry, delivery and form.”

Holders of original notes do not have any appraisal or dissenters’ rights in connection with the exchange offer. Original notes which are not tendered for exchange or are tendered but not accepted in connection with the exchange offer will remain outstanding and be entitled to the benefits of the indenture under which such particular series of original notes were issued, but certain registration and other rights under the registration rights agreement relating to that particular series of original notes will terminate and holders of the original notes will generally not be entitled to any registration rights under the registration rights agreement relating to that particular series of original notes. See “—Consequences of Failures to Properly Tender Original Notes in the Exchange Offer.”

We shall be considered to have accepted validly tendered original notes if and when we have given oral (to be followed by prompt written communication) or written notice to the exchange agent. The exchange agent will act as agent for the tendering holders for the purposes of receiving the exchange notes from us.

If any tendered original notes are not accepted for exchange because of an invalid tender, the occurrence of certain other events described in this prospectus or otherwise, we will return the original notes, without expense, to the tendering holder promptly after the expiration date for the exchange offer.

Holders who tender original notes will not be required to pay brokerage commissions or fees or, subject to the instructions in the letter of transmittal, transfer taxes on exchange of original notes in connection with the exchange offer. We will pay all charges and expenses, other than certain applicable taxes described below, in connection with the exchange offer. See “—Fees and Expenses.”

Expiration Date; Extensions; Amendments

The expiration date for the exchange offer is 5:00 p.m., New York City time, on May 15, 2007, unless extended by us in our sole discretion, in which case the term “expiration date” shall mean the latest date and time to which the exchange offer is extended.

We reserve the right, in our sole discretion:

•

to delay accepting any original notes, to extend the exchange offer or to terminate the exchange offer if, in our reasonable judgment, any of the conditions described below shall not have been satisfied, by giving oral (to be followed by prompt written communication) or written notice of the delay, extension or termination to the exchange agent; or

•	to amend the terms of the exchange offer in any manner.

If we amend the exchange offer in a manner that we consider material, we will disclose such amendment by means of a prospectus supplement, and we will extend the exchange offer for a period of five to ten business days.

If we determine to extend, amend or terminate the exchange offer, we will publicly announce this determination by making a timely release through an appropriate news agency.

Interest on the Exchange Notes

The new 2027 notes will bear interest at the rate of 7.875% per annum from the most recent date to which interest on the original 2027 notes has been paid or, if no interest has been paid on such original notes, from December 22, 2006. Interest will be payable semiannually in arrears on January 15 and July 15 of each year.

The new 2015 notes will bear interest at the rate of 6.625% per annum from the most recent date to which interest on the original 2015 notes has been paid or, if no interest has been paid on such original notes, from March 23, 2007. Interest will be payable semiannually in arrears on March 15 and September 15 of each year.

The new 2019 notes will bear interest at the rate of 7.125% per annum from the most recent date to which interest on the original 2019 notes has been paid or, if no interest has been paid on such original notes, from March 23, 2007. Interest will be payable semiannually in arrears on March 15 and September 15 of each year.

Conditions to the Exchange Offer

Notwithstanding any other term of the exchange offer, we will not be required to accept for exchange, or to exchange any exchange notes for, any original notes and may terminate the exchange offer as provided in this prospectus before the acceptance of the original notes, if prior to the expiration date:

•

any action or proceeding is instituted or threatened in any court or by or before any governmental agency relating to the exchange offer which, in our reasonable judgment, might materially impair the contemplated benefits of the exchange offer to us, or any material adverse development has occurred in any existing action or proceeding relating to us or any of our subsidiaries;

•

any change, or any development involving a prospective change, in our business or financial affairs or any of our subsidiaries has occurred which, in our reasonable judgment, might materially impair our ability to proceed with the exchange offer or materially impair the contemplated benefits of the exchange offer to us;

•	any law, statute, rule or regulation is proposed, adopted or enacted which in our reasonable judgment might materially impair our ability to proceed with the exchange offer; or

•	any governmental approval has not been obtained, which approval we, in our reasonable discretion, consider necessary for the completion of the exchange offer as contemplated by this prospectus.

The conditions listed above are for our sole benefit and may be asserted by us regardless of the circumstances giving rise to any of these conditions. We may waive these conditions in our reasonable discretion in whole or in part at any time and from time to time prior to the expiration date. The failure by us at any time to exercise any of the above rights shall not be considered a waiver of such right, and such right shall be considered an ongoing right which may be asserted at any time and from time to time.

If we determine in our reasonable discretion that any of the conditions are not satisfied, we may:

•	refuse to accept any original notes and return all tendered original notes to the tendering holders;

•

extend the exchange offer and retain all original notes tendered before the expiration of the exchange offer, subject, however, to the rights of holders to withdraw those original notes (See “—Withdrawal of Tenders” below); or

•	waive unsatisfied conditions relating to the exchange offer and accept all properly tendered original notes which have not been withdrawn.

Procedures for Tendering

Unless the tender is being made in book-entry form, to tender in the exchange offer, a holder must:

•	complete, sign and date the letter of transmittal, or a facsimile of it;

•	have the signatures guaranteed if required by the letter of transmittal; and

•

mail or otherwise deliver the signed letter of transmittal or the signed facsimile, the original notes and any other required documents to the exchange agent prior to 5:00 p.m., New York City time, on the expiration date.

Any financial institution that is a participant in DTC’s Book-Entry Transfer Facility system may make book-entry delivery of the original notes by causing DTC to transfer the original notes into the exchange agent’s account. To validly tender original notes through DTC, the financial institution that is a participant in DTC will electronically transmit its acceptance through the Automatic Transfer Offer Program. DTC will then edit and verify the acceptance, execute a book-entry transfer of the tendered original notes into the applicable account of the exchange agent at DTC and then send to the exchange agent confirmation of such book-entry transfer. The confirmation of such book-entry transfer will include an agent’s message stating that DTC has received an express acknowledgment from the participant in DTC tendering the original notes that the participant has received and agrees to be bound by the terms of the letter of transmittal and that we may enforce the terms of the letter of transmittal against the participant. A tender of original notes through a book-entry transfer into the exchange agent’s account will only be effective if an agent’s message or the letter of transmittal (or facsimile) with any required signature guarantees and any other required documents are transmitted to and received or confirmed by the exchange agent at the address set forth below under the caption “Exchange Agent,” prior to 5:00 p.m., New York City time, on the expiration date unless the guaranteed delivery procedures described below under the caption “Guaranteed Delivery Procedures” are complied with. Delivery of documents to DTC in accordance with its procedures does not constitute delivery to the exchange agent.

The tender by a holder of original notes will constitute an agreement between us and the holder in accordance with the terms and subject to the conditions set forth in this prospectus and in the letter of transmittal.

The method of delivery of original notes and the letter of transmittal and all other required documents to the exchange agent is at the election and risk of the holders. Instead of delivery by mail, we recommend that holders use an overnight or hand delivery service. In all cases, holders should allow sufficient time to assure delivery to the exchange agent before the expiration date. No letter of transmittal or original notes should be sent to us. Holders may request their respective brokers, dealers, commercial banks, trust companies or nominees to effect the tenders for such holders.

Any beneficial owner whose original notes are registered in the name of a broker, dealer, commercial bank, trust company or other nominee and who wishes to tender should contact the registered holder promptly and instruct such registered holder to tender on behalf of the beneficial owner. If the beneficial owner wishes to tender on that owner’s own behalf, the owner must, prior to completing and executing the letter of transmittal and delivery of such owner’s original notes, either make appropriate arrangements to register ownership of the original notes in the owners’ name or obtain a properly completed bond power from the registered holder. The transfer of registered ownership may take considerable time.

Signature on a letter of transmittal or a notice of withdrawal must be guaranteed by an eligible guarantor institution within the meaning of Rule 17Ad-15 under the Securities Exchange Act of 1934, unless the original notes tendered pursuant thereto are tendered:

•	by a registered holder who has not completed the box entitled “Special Issuance Instructions” or “Special Delivery Instructions” on the letter of transmittal; or

•	for the account of an eligible guarantor institution.

In the event that signatures on a letter or transmittal or a notice of withdrawal are required to be guaranteed, such guarantee must be by:

•	a member firm of a registered national securities exchange or of the National Association of Securities Dealers, Inc.;

•	a commercial bank or trust company having an office or correspondent in the United States; or

•	an “eligible guarantor institution.”

If the letter of transmittal is signed by a person other than the registered holder of any original notes, the original notes must be endorsed by the registered holder or accompanied by a properly completed bond power, in each case signed or endorsed in blank by the registered holder.

If the letter of transmittal or any original notes or bond powers are signed or endorsed by trustees, executors, administrators, guardians, attorneys-in-fact, officers of corporations or others acting in a fiduciary or representative capacity, such persons should so indicate when signing and, unless waived by us, submit evidence satisfactory to us of their authority to act in that capacity with the letter of transmittal.

We will determine all questions as to the validity, form, eligibility (including time of receipt) and acceptance and withdrawal of tendered original notes in our sole discretion. We reserve the absolute right to reject any and all original notes not properly tendered or any original notes whose acceptance by us would, in the opinion of our counsel, be unlawful. We also reserve the right to waive any defects, irregularities or conditions of tender as to any particular original notes either before or after the expiration date. Our interpretation of the terms and conditions of the exchange offer (including the instructions in the letter of transmittal) will be final and binding on all parties. Unless waived, any defects or irregularities in connection with tenders of original notes must be cured within a time period we will determine. Although we intend to request the exchange agent to notify holders of defects or irregularities relating to tenders of original notes, neither we, the exchange agent nor any other person will have any duty or incur any liability for failure to give such notification. Tenders of original notes will not be considered to have been made until such defects or irregularities have been cured or waived. Any original notes received by the exchange agent that are not properly tendered and as to which the defects or irregularities have not been cured or waived will be returned by the exchange agent to the tendering holders, unless otherwise provided in the letter of transmittal, promptly following the expiration date.

In addition, we reserve the right, as set forth above under the caption “—Conditions to the Exchange Offer,” to terminate the exchange offer. By tendering, each holder represents to us, among other things, that:

•

it has full power and authority to tender, sell, assign and transfer the original notes it is tendering and that we will acquire good and unencumbered title thereto, free and clear of all liens, restrictions, charges and encumbrances and not subject to any adverse claim when the same are accepted by us;

•	the exchange notes acquired in connection with the exchange offer are being obtained in the ordinary course of business of the person receiving the exchange notes;

•	at the time of commencement of the exchange offer it had no arrangement with any person to participate in a distribution of such exchange notes;

•	it is not an “affiliate” (as defined in Rule 405 under the Securities Act) of our company; and

•

if the holder is a broker-dealer, that it is not engaged in, and does not intend to engage in, a distribution of the exchange notes, and that it will receive exchange notes for its own account in exchange for original notes that were acquired by such broker-dealer as a result of market-making activities or other trading activities and that it will be required to acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. See “Plan of Distribution.”

Guaranteed Delivery Procedures

A holder who wishes to tender its original notes and:

•	whose original notes are not immediately available;

•	who cannot deliver the holder’s original notes, the letter of transmittal or any other required documents to the exchange agent prior to the expiration date; or

•	who cannot complete the procedures for book-entry transfer before the expiration date;

may effect a tender if:

•	the tender is made through an eligible guarantor institution;

•	before the expiration date, the exchange agent receives from the eligible guarantor institution:

(i) a properly completed and duly executed notice of guaranteed delivery by facsimile transmission, mail or hand delivery;

(ii) the name and address of the holder; and

(iii) the certificate number(s) of the original notes, if any, and the principal amount of original notes tendered, stating that the tender is being made and guaranteeing that, within three New York Stock Exchange trading days after the expiration date, (a) the certificate(s) representing the original notes (or a confirmation of book-entry transfer) and (b) a letter of transmittal (or facsimile thereof) with respect to such original notes, properly completed and duly executed, with any required signature guarantees, and any other documents required by the letter of transmittal or, in lieu thereof, an agent’s message from DTC, will be deposited by the eligible guarantor institution with the exchange agent; and

•

the exchange agent receives, within three New York Stock Exchange trading days after the expiration date, (i) the certificate(s) representing all tendered original notes (or a confirmation of book-entry transfer) and (ii) a letter of transmittal (or facsimile thereof) with respect to such original notes, properly completed and duly executed, with any required signature guarantees, and all other documents required by the letter of transmittal or, in lieu thereof, an agent’s message from DTC.

Withdrawal of Tenders

Except as otherwise provided herein, tenders of original notes may be withdrawn at any time prior to 5:00 p.m., New York City time, on the expiration date.

To withdraw a tender of original notes in connection with the exchange offer, a written or facsimile transmission notice of withdrawal must be received by the exchange agent at its address set forth herein prior to 5:00 p.m., New York City time, on the expiration date. Any such notice of withdrawal must:

•	specify the name of the person who deposited the original notes to be withdrawn;

•	identify the original notes to be withdrawn (including the certificate number(s), if any, and principal amount of such original notes);

•

be signed by the depositor in the same manner as the original signature on the letter of transmittal by which such original notes were tendered (including any required signature guarantees) or be accompanied by documents of transfer sufficient to have the trustee register the transfer of such original notes into the name of the person withdrawing the tender; and

•	specify the name in which any such original notes are to be registered, if different from that of the depositor.

If original notes have been tendered pursuant to the procedure for book-entry transfer, any notice of withdrawal must specify the name and number of the account at DTC to be credited with the withdrawn original notes or otherwise comply with DTC’s procedures. We will determine all questions as to the validity, form and eligibility (including time of receipt) of such withdrawal notices. Any original notes so withdrawn will be considered not to have been validly tendered for purposes of the exchange offer, and no exchange notes will be issued unless the original notes withdrawn are validly re-tendered. Any original notes which have been tendered but which are not accepted for exchange or which are withdrawn will be returned to the holder without cost to such holder promptly after withdrawal, rejection of tender or termination of the exchange offer. Properly withdrawn original notes may be re-tendered by following one of the procedures described above under “—Procedures for Tendering” at any time prior to the expiration date.

Exchange Agent

The Bank of New York has been appointed as exchange agent in connection with the exchange offer. Questions and requests for assistance, as well as requests for additional copies of this prospectus or of the letter of transmittal, should be directed to the exchange agent at its offices at The Bank of New York, Corporate Trust Operations, Reorganization Unit, 101 Barclay Street—Floor 7 East, New York, New York 10286. The exchange agent’s telephone number is (212) 815-5788 and facsimile number is (212) 298-1915.

Fees and Expenses

We will not make any payment to brokers, dealers or others soliciting acceptances of the exchange offer. We will pay certain other expenses to be incurred in connection with the exchange offer, including the fees and expenses of the exchange agent and certain accounting and legal fees.

Holders who tender their original notes for exchange will not be obligated to pay transfer taxes. If, however:

•	exchange notes are to be delivered to, or issued in the name of, any person other than the registered holder of the original notes tendered;

•	tendered original notes are registered in the name of any person other than the person signing the letter of transmittal; or

•

a transfer tax is imposed for any reason other than the exchange of original notes in connection with the exchange offer; then the amount of any such transfer taxes (whether imposed on the registered holder or any other persons) will be payable by the tendering holder. If satisfactory evidence of payment of such taxes or exemption from them is not submitted with the letter of transmittal, the amount of such transfer taxes will be billed directly to the tendering holder.

Accounting Treatment

The exchange notes will be recorded at the same carrying value as the original notes as reflected in our accounting records on the date of the exchange. Accordingly, we will not recognize any gain or loss for accounting purposes upon the completion of the exchange offer. The expenses of the exchange offer that we pay will increase our deferred financing costs in accordance with generally accepted accounting principles.

Consequences of Failures to Properly Tender Original Notes in the Exchange Offer

Issuance of the exchange notes in exchange for the original notes under the exchange offer will be made only after timely receipt by the exchange agent of a properly completed and duly executed letter of transmittal (or an agent’s message from DTC) and the certificate(s) representing such original notes (or confirmation of book-entry transfer), and all other required documents. Therefore, holders of the original notes desiring to tender such original notes in exchange for exchange notes should allow sufficient time to ensure timely delivery. We are under no duty to give notification of defects or irregularities of tenders of original notes for exchange. Original notes that are not tendered or that are tendered but not accepted by us will, following completion of the exchange offer, continue to be subject to the existing restrictions upon transfer thereof under the Securities Act, and, upon completion of the exchange offer, certain registration rights under the registration rights agreement will terminate.

In the event the exchange offer is completed, we generally will not be required to register the remaining original notes, subject to limited exceptions. Remaining original notes will continue to be subject to the following restrictions on transfer:

•

the remaining original notes may be resold only if registered pursuant to the Securities Act, if any exemption from registration is available, or if neither such registration nor such exemption is required by law; and

•	the remaining original notes will bear a legend restricting transfer in the absence of registration or an exemption.

We do not currently anticipate that we will register the remaining original notes under the Securities Act. To the extent that original notes are tendered and accepted in connection with the exchange offer, any trading market for remaining original notes could be adversely affected. See “Risk Factors—Risks Related to the Notes and the Exchange Offer—If you fail to exchange your original notes, they will continue to be restricted securities and may become less liquid.”

DESCRIPTION OF OTHER INDEBTEDNESS

The following is a summary of certain of our outstanding indebtedness. To the extent this summary contains descriptions of our credit facilities, our senior notes and debentures and the indentures governing them, the descriptions do not purport to be complete and are qualified in their entirety by reference to those and related documents, copies of which we will provide you upon request.

Our Credit Facilities

In December 2006, we borrowed $150 million under a senior unsecured term loan agreement with CoBank, ACB, as administrative agent, lead arranger and lender, and the other lenders from time to time party thereto. The loan matures in 2012 and bears interest based on an average prime rate or LIBOR, at our election. We have used a portion of the proceeds to repay Commonwealth’s revolving credit facility for $35 million and intend to use the remaining proceeds to pay $115 million of the cash portion of the settlement of the Commonwealth convertible notes. This credit agreement contains customary representations and warranties, affirmative and negative covenants, a financial covenant that requires compliance with a leverage ratio and customary events of default. Upon proper notice and subject to certain limitations, we may repay the facility without premium or penalty. Amounts prepaid may not be reborrowed.

On October 29, 2004, we entered into a competitive advance and revolving credit facility agreement for up to $250 million (the “Revolving Credit Agreement”) with a consortium of financial institutions (the “Lenders”). The expiration date for the facility is October 29, 2009. As of December 31, 2006, there were no borrowings outstanding under the facility and outstanding standby letters of credit issued under the facility were $0.4 million. Certain borrowings under the facility bear interest at LIBOR plus an applicable rate determined by reference to a leverage ratio or a margin. Other borrowings under the facility bear interest at a fixed rate or at a rate equal to the higher of the federal funds effective rate plus 1/2 of 1% and Bank of America’s prime rate. The proceeds of this revolving credit facility can be used only for general corporate purposes and not to make any payment of dividends, nor in connection with any hostile acquisition. Although the credit facility is unsecured, it will be equally and ratably secured by certain liens and equally and ratably guaranteed by certain of our subsidiaries if we issue debt that is secured or guaranteed. The Revolving Credit Agreement contains customary representations and warranties, affirmative and negative covenants, a financial covenant that requires compliance with a leverage ratio and customary events of default. We are in compliance with such covenants.

On October 24, 2001, we borrowed $200 million under a senior unsecured term loan agreement with the Rural Telephone Finance Cooperative. The loan matures in 2011 and has a fixed interest rate of 6.27%. The loan agreement contains customary representations and warranties, affirmative and negative covenants, a financial covenant that requires compliance with a leverage ratio and customary events of default.

Our Notes and Debentures

At December 31, 2006, our notes and debentures represented $4.4 billion of our approximately $4.5 billion of indebtedness. At such date, we had outstanding:

•	$495.2 million in principal amount of 7.625% Senior Notes due 2008;

•	$1.05 billion in principal amount of 9.25% Notes due 2011;

•	$700 million in principal amount of 6.25% Senior Notes due 2013;

•	$138 million in principal amount of 7.00% Debentures due 2025;

•	$11.6 million in principal amount of 6.80% Debentures due 2026;

•	$400 million in principal amount of the original 2027 notes;

•	$945.3 million in principal amount of 9.00% Senior Notes due 2031;

•	$0.6 million in principal amount of 7.68% Debentures due 2034;

•	$125 million in principal amount of 7.45% Debentures due 2035;

•	$17.9 million in principal amount of 5.00% Convertible Subordinated Debentures due 2036; and

•	$193.5 million in principal amount of 7.05% Debentures due 2046.

On March 23, 2007, we issued $300 million in aggregate principal amount of the original 2015 notes and $450 million in aggregate principal amount of the original 2019 notes.

There are no scheduled principal payments required on any of these notes or debentures until their final maturities.

Our outstanding senior notes and debentures are senior, unsecured obligations that rank pari passu in right of payment with all of our existing and future senior indebtedness and rank senior in right of payment to all of our existing and future subordinated indebtedness. None of our outstanding senior notes or debentures are guaranteed by our subsidiaries. Our outstanding senior notes and the original notes are, and the exchange notes will be, structurally subordinated to our outstanding subsidiary senior notes.

Certain of our senior note indentures restrict our subsidiaries’ ability to incur additional indebtedness. Please read “Risk Factors—Risks Related to the Notes—The agreements governing our debt, including the notes and our credit facilities, contain various covenants that impose restrictions on us that may affect our ability to operate our business and to make payments on the notes.” As of December 31, 2006, our subsidiaries could have incurred $1.6 billion of indebtedness within these restrictions. As of such date, on a pro forma basis giving effect to the Merger, our subsidiaries could have incurred $1.7 billion of indebtedness within these restrictions.

We have elected to redeem $495.2 million principal amount of our outstanding 7.625% Senior Notes due 2008 in connection with which we circulated a notice of redemption on March 26, 2007 to the holders of all such outstanding notes. On April 26, 2007 (the “Redemption Date”), the redemption price will become due and payable on all such outstanding notes. Unless we default in the payment of the redemption price, interest on such notes will cease to accrue on and after the Redemption Date, and the only remaining right of the holders of such notes after such date will be to receive payment of the redemption price upon surrender of their notes to the Bank of New York, as paying agent. We intend to use a part of the net proceeds from the offering on March 23, 2007 of the original 2015 notes and the original 2019 notes to redeem the 7.625% Senior Notes due 2008 and pay related premiums, fees and expenses estimated to be $15 million.

Commonwealth convertible notes

At December 31, 2006, Commonwealth had outstanding $300 million in aggregate principal amount of 3.25% convertible notes due 2023 and 2005 Series A 3.25% convertible notes due 2023 which together, are referred to as the “Commonwealth convertible notes.” As a result of the Merger, holders of Commonwealth convertible notes are entitled to exercise their conversion rights during a designated period prior to and following the Merger. In addition, we are obligated to offer to repurchase their notes at a cash repurchase price equal to 100% of principal amount plus accrued and unpaid interest. Accordingly, we commenced a cash tender offer on March 23, 2007, which is scheduled to expire on April 20, 2007. Prior to March 8, 2007, approximately $108 million of Commonwealth convertible notes was converted to Commonwealth common stock, which shares were converted into the merger consideration at the closing of the Merger. We have assumed that the remaining $192 million of Commonwealth convertible notes will be converted during the designated conversion period, at an estimated aggregate cost (inclusive of the premium resulting from such conversion) of $207 million, which will be settled in cash and Citizens common stock. As of March 30, 2007, holders of approximately $150 million of the remaining $192 million of Commonwealth convertible notes had given notice to exercise their conversion rights. See also note 2(b) to the Unaudited Pro Forma Condensed Combined Financial Information. If not all such remaining Commonwealth convertible notes are converted (or tendered in the offer to purchase), then our total long-term debt and subsidiary debt would increase.

DESCRIPTION OF NOTES

Citizens Communications Company issued the original 2027 notes under an indenture dated as of December 22, 2006 (the “indenture”) and the original 2015 notes and the original 2019 notes under indentures each dated as of March 23, 2007, in each case between us and The Bank of New York, as trustee, copies of which have been filed as exhibits to the registration statement of which this prospectus forms a part. The terms of the notes include those stated in the applicable indenture and those made part of that indenture by reference to the Trust Indenture Act of 1939.

The exchange notes of each series will be issued under the same indenture as the original notes of the applicable series, and will be identical in all material respects to the original notes of the applicable series, except that the exchange notes have been registered under the Securities Act and are free of any obligation regarding registration, including the payment of additional interest upon failure to file or have declared effective an exchange offer registration statement or to consummate an exchange offer by certain dates. Unless specifically stated to the contrary, the following description applies equally to the exchange notes and the original notes.

The following description is a summary of the terms of the notes. The descriptions in this prospectus contain a summary of certain terms of the notes and the indentures, but do not purport to be complete and are qualified by reference to the indentures. In this section, “we,” “our,” “us” and “Citizens” refer only to Citizens Communications Company and not to any of its subsidiaries.

General

The exchange notes will be issued in denominations of $1,000 and multiples of $1,000. We may, without the consent of the holders of notes, issue additional notes of any series having the same ranking, interest rate, maturity and other terms as the notes of that series previously issued. Any additional notes having such similar terms, together with the notes of that series previously issued, will constitute a single series of notes of that series previously issued under the applicable indenture.

We will pay principal and interest on the notes, register the transfer of the notes and exchange the notes at our office or agency maintained for that purpose, which initially will be the corporate trust office of the trustee located at 101 Barclay Street, Floor 8 West, New York, New York 10286, Attention: Corporate Trust Administration. So long as the notes are represented by global debt securities, the interest payable on the notes will be paid to Cede & Co, the nominee of the depositary, or its registered assigns as the registered owner of such global debt securities, by wire transfer of immediately available funds on each of the applicable interest payment dates. If any of the notes are no longer represented by a global debt security, we have the option to pay interest by check mailed to the address of the person entitled to the interest. No service charge will be made for any transfer or exchange of notes, but we may require payment of a sum sufficient to cover any tax or other governmental charge payable.

The notes will be our senior unsecured obligations and will rank equal in right of payment to our unsecured, unsubordinated obligations. The notes will be effectively junior to all of our senior secured indebtedness to the extent of the assets securing such indebtedness and all indebtedness and other liabilities and commitments of our subsidiaries (including trade payables and capital lease obligations). As of December 31, 2006, on a pro forma consolidated basis after giving effect to the Merger, the offering of the original 2015 notes and the original 2019 notes and the application of the net proceeds therefrom, we and our subsidiaries (including Commonwealth) would have had approximately $4.7 billion of indebtedness. At such date and on such pro forma basis, the notes would have ranked effectively junior to (i) $21.9 million of senior secured indebtedness to the extent of the assets securing such indebtedness (all of which would have been at our subsidiaries) and (ii) $571.7 million of liabilities of our subsidiaries, including $57.9 million of indebtedness (including the secured indebtedness) and excluding deferred income tax liability. This assumes that all of the Commonwealth convertible notes are converted. See “Description of Other Indebtedness.” As of March 30, 2007, approximately $42 million of the Commonwealth convertible notes remain outstanding without delivery of conversion notices.

The notes are not subject to a sinking fund.

The new 2027 notes

We issued $400,000,000 aggregate principal amount of our original 2027 notes. The original 2027 notes and the new 2027 notes will mature on January 15, 2027.

The new 2027 notes will bear interest at a rate of 7.875% per annum from the most recent date to which interest on the original 2027 notes has been paid or, if no interest has been paid on the original 2027 notes, from December 22, 2006. Interest will be payable on January 15 and July 15 of each year to the persons in whose names such notes are registered on the preceding January 1 and July 1, respectively. Interest on such notes will accrue from the date of issuance and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The new 2015 notes

We issued $300,000,000 aggregate principal amount of our original 2015 notes. The original 2015 notes and the new 2015 notes will mature on March 15, 2015.

The new 2015 notes will bear interest at a rate of 6.625% per annum from the most recent date to which interest on the original 2015 notes has been paid or, if no interest has been paid on the original 2015 notes, from March 23, 2007. Interest will be payable on March 15 and September 15 of each year to the persons in whose names such notes are registered on the preceding March 1 and September 1, respectively. Interest on such notes will accrue from the date of issuance and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

The new 2019 notes

We issued $450,000,000 aggregate principal amount of our original 2019 notes. The original 2019 notes and the new 2019 notes will mature on March 15, 2019.

The new 2019 notes will bear interest at a rate of 7.125% per annum from the most recent date to which interest on the original 2019 notes has been paid or, if no interest has been paid on the original 2019 notes, from March 23, 2007. Interest will be payable on March 15 and September 15 of each year to the persons in whose names such notes are registered on the preceding March 1 and September 1, respectively. Interest on such notes will accrue from the date of issuance and will be computed on the basis of a 360-day year comprised of twelve 30-day months.

Optional Redemption

The notes of each series are redeemable at Citizens’ election, in whole or in part, at any time at a redemption price equal to the greater of:

(1)	100% of the principal amount of the applicable notes to be redeemed then outstanding; and

(2)	as determined by an Independent Investment Banker, the sum of the present values of the remaining scheduled payments of principal and interest on the applicable notes to be redeemed (not including any portion of such payments of interest accrued to the date of redemption) discounted to the redemption date on a semiannual basis (assuming a 360-day year consisting of twelve 30-day months) at the Adjusted Treasury Rate, plus 50 basis points plus, in either of the above cases, accrued and unpaid interest to the date of redemption on the notes to be redeemed.

If the optional redemption date is on or after an interest record date and on or before the related interest payment date, the accrued and unpaid interest, if any, will be paid to the person in whose name the note is registered at the close of business on such record date.

Citizens will mail a notice of redemption at least 30 days but not more than 60 days before the redemption date to each holder of the securities to be redeemed.

Unless Citizens defaults in payment of the redemption price, on and after the redemption date, interest will cease to accrue on the notes or portions thereof called for redemption.

If less than all of the notes of a series are to be redeemed, selection of the notes for redemption will be made by the trustee:

(1)	if such notes are listed on any principal national securities exchange, in compliance with the requirements of such principal national securities exchange; or

(2)	if such notes are not so listed, on a pro rata basis (subject to the procedures of the Depository Trust Company) or, to the extent a pro rata basis is not permitted, in such manner as the trustee of such notes shall deem to be fair and appropriate.

However, no note of $1,000 in principal amount or less shall be redeemed in part. If any note is to be redeemed in part only, the notice of redemption relating to such note will state the portion of the principal amount to be redeemed. A new note in principal amount equal to the unredeemed portion will be issued upon cancellation of the original note.

Repurchase of Notes Upon a Change of Control Triggering Event

If a Change of Control Triggering Event occurs, each holder of notes will have the right to require Citizens to repurchase all or any part, equal to $1,000 or an integral multiple thereof, of that holder’s notes pursuant to a Change of Control Offer on the terms set forth in the applicable indenture. In the Change of Control Offer, Citizens will offer a Change of Control Payment in cash equal to 101% of the aggregate principal amount of notes repurchased plus accrued and unpaid interest on the notes to the applicable date of repurchase. Within 30 days following any Change of Control Triggering Event, if Citizens had not, prior to the Change of Control Triggering Event, sent a redemption notice for all the notes in connection with an optional redemption permitted by the applicable indenture, Citizens will mail a notice to each registered holder briefly describing the transaction or transactions that constitute a Change of Control Triggering Event and offering to repurchase notes on the date specified in such notice (the “Change of Control Payment Date”), pursuant to the procedures required by the applicable indenture and described in such notice.

Citizens will comply with the requirements of Rule 14e-1 under the Exchange Act and any other securities laws and regulations thereunder to the extent such laws and regulations are applicable in connection with the repurchase of the notes as a result of a Change of Control Triggering Event. To the extent that the provisions of any securities laws or regulations conflict with the Change of Control Triggering Event provisions of the applicable indenture, Citizens will comply with the applicable securities laws and regulations and will not be deemed to have breached its obligations under the Change of Control Triggering Event provisions of the applicable indenture by virtue of such conflict.

On the Change of Control Payment Date, Citizens will, to the extent lawful:

(1)	accept for payment all notes or portions thereof properly tendered pursuant to the Change of Control Offer;

(2)	deposit with the paying agent an amount equal to the Change of Control Payment in respect of all notes or portions thereof properly tendered; and

(3)	deliver or cause to be delivered to the trustee the notes so accepted together with an Officers’ Certificate stating the aggregate principal amount of notes or portions thereof being purchased by Citizens.

The paying agent will promptly mail to each registered holder of notes so tendered the Change of Control Payment for such notes, and the applicable trustee will promptly authenticate and mail, or cause to be transferred by book entry, to each holder a new note equal in principal amount to any unpurchased portion of the notes surrendered, if any; provided that each such new note will be in a principal amount of $1,000 or an integral multiple thereof. Any note so accepted for payment will cease to accrue interest on and after the Change of Control Payment Date.

Except as described above, the provisions described above that require Citizens to make a Change of Control Offer following a Change of Control Triggering Event will be applicable regardless of whether or not any other provisions of the relevant indenture are applicable. Except as described above with respect to a Change of Control Triggering Event, the indentures do not contain provisions that permit the holders of the notes to require that Citizens repurchase or redeem the notes in the event of a takeover, recapitalization or similar transaction.

Citizens will not be required to make a Change of Control Offer upon a Change of Control Triggering Event if a third party makes the Change of Control Offer in the manner, at the times and otherwise in compliance with the requirements set forth in the indentures applicable to a Change of Control Offer made by Citizens and purchases all notes properly tendered and not withdrawn under the Change of Control Offer.

A Change of Control Offer may be made in advance of a Change of Control Triggering Event, and conditional upon the occurrence of such Change of Control Triggering Event, if a definitive agreement is in place for the Change of Control Triggering Event at the time of making the Change of Control Offer.

There can be no assurance that Citizens will have sufficient funds available at the time of any Change of Control Triggering Event, and consummate a Change of Control Offer for all notes then outstanding, at a purchase price for 101% of their respective principal amounts, plus accrued and unpaid interest to the Change of Control Payment Date.

Covenants

Limitation on Subsidiary Indebtedness

Citizens will not permit any of its Subsidiaries to Incur any Indebtedness, other than

(A)	Indebtedness of any Subsidiary of Citizens consisting of (i) Guarantees by such Subsidiary of Indebtedness of Citizens under Credit Facilities or (ii) Liens granted by such Subsidiary to secure such Guarantee or such Indebtedness of Citizens, in an aggregate principal amount (without duplication), when taken together with the aggregate principal amount of Indebtedness secured by Liens on the property or assets (which includes capital stock) of Citizens and its Subsidiaries Incurred pursuant to the second sentence and clause (1) of the first paragraph of “—Limitations on Liens” covenant below, not to exceed the Permitted Amount at the time of Incurrence of such Guarantee or Lien;

(B)	Indebtedness of any Designated Subsidiary or any Subsidiary of such Designated Subsidiary; provided that, with respect to this clause (B) only, no portion of such Indebtedness is recourse to Citizens or any of its other Subsidiaries;

(C)	Acquired Indebtedness;

(D)	Indebtedness existing on the Issue Date of any Subsidiary of Citizens;

(E)	Indebtedness of any Subsidiary of Citizens issued in exchange for, or the net proceeds of which are used or will be used to extend, refinance, renew, replace, defease or refund, other Indebtedness that was permitted by the indentures to be Incurred under clause (C) or (D) of this paragraph; or

(F)	Indebtedness in an aggregate principal amount, at anytime outstanding, not to exceed $250 million.

The maximum amount of Indebtedness that may be Incurred pursuant to this “Limitation on Subsidiary Indebtedness” covenant will not be deemed to be exceeded with respect to any outstanding Indebtedness due solely to the result of fluctuations in the exchange rates of currencies.

Limitations on Liens

Under each of the indentures, Citizens will not, and will not permit any of its Subsidiaries to, allow any Lien on any of Citizens’ or its Subsidiaries’ property or assets (which includes capital stock) securing Indebtedness, unless the Lien secures the notes equally and ratably with, or prior to, any other Indebtedness secured by such

Lien, so long as such other Indebtedness is so secured, subject to certain exceptions described below. Each of the indentures excepts from this limitation secured debt which Citizens or its Subsidiaries may issue, assume, guarantee or permit to exist up to 10% of the value of the consolidated total assets of Citizens as shown on, or computed from, the most recent quarterly or annual balance sheet filed by Citizens with the SEC or provided to each of the trustees. In addition, this restriction will not take into account or apply to:

(1)	Liens securing indebtedness and other obligations under any senior bank financing of Citizens or any of its Subsidiaries, including guarantees of indebtedness and other obligations under such senior bank financings, in an amount of up to 20% of the sum of the total consolidated current assets and net property, plant and equipment of Citizens as shown on, or computed from, the most recent quarterly or annual balance sheet filed by Citizens with the SEC or provided to each of the trustees;

(2)	Liens existing on the Issue Date;

(3)	Liens on property that exist when Citizens acquires the property that secure payment of the purchase price of the property;

(4)	Liens securing debt that any Subsidiary of Citizens owes to Citizens or to any other Subsidiary of Citizens;

(5)	Liens on property, shares of stock or indebtedness of any entity that exists when (a) it becomes a Subsidiary of Citizens, (b) it is merged into or consolidated with Citizens or any of its Subsidiaries, or (c) Citizens or any of its Subsidiaries acquires all or substantially all of the assets of the entity, provided that no such Lien extends to any other property of Citizens or any of its Subsidiaries;

(6)	Liens on property to secure debt incurred for development or improvement of the property;

(7)	Liens securing (a) nondelinquent performance of bids or contracts (other than for borrowed money, obtaining of advances or credit or the securing of debt), (b) contingent obligations on surety and appeal bonds and (c) other similar nondelinquent obligations, in each case incurred in the ordinary course of business;

(8)	Liens securing purchase money Indebtedness or Capital Lease Obligations, provided that (a) any such Lien attaches to the property within 270 days after the acquisition thereof and (b) such Lien attaches solely to the property so acquired;

(9)	Liens arising solely by virtue of any statutory or common law provision relating to banker’s Liens, rights of set-off or similar rights and remedies as to deposit account or other funds, provided that such deposit account is not a dedicated cash collateral account and is not subject to restrictions against Citizens’ access in excess of those set forth by regulations promulgated by the Federal Reserve Board and such deposit account is not intended by Citizens to provide collateral to the depository institution;

(10)	pledges or deposits under worker’s compensation laws, unemployment insurance laws or similar legislation;

(11)	statutory and tax Liens for sums not yet due or delinquent or which are being contested or appealed in good faith by appropriate proceedings;

(12)	Liens arising solely by operation of law and in the ordinary course of business, such as mechanics’, materialmen’s, warehousemen’s and carriers’ Liens and Liens of landlords or of mortgages of landlords on fixtures and movable property located on premises leased in the ordinary course of business;

(13)	Liens on personal property (other than shares or debt of Citizens’ Subsidiaries) securing loans maturing in not more than one year or on accounts receivables in connection with a receivables financing program;

(14)

Liens securing financings in amounts up to the value of assets, businesses and properties acquired after the Issue Date; or any Lien upon any property to secure all or part of the cost of construction thereof or to secure debt incurred prior to, at the time of, or within twelve months after completion of such construction or the commencement of full operations thereof (whichever is later), to provide funds for such purpose; or

(15)	extensions, renewals or replacement of any of the Liens described above, if limited to all or any part of the same property securing the original Lien.

Notwithstanding the foregoing, Citizens will not, and will not permit any of its Subsidiaries to, Incur Liens securing Indebtedness or other obligations pursuant to the second sentence or clause (1) of the first paragraph above, unless, after giving effect to the Incurrence of such Liens, the aggregate amount (without duplication) of (a) the Indebtedness and other obligations secured by Liens on the property or assets (which includes capital stock) of Citizens and its Subsidiaries Incurred pursuant to the second sentence and clause (1) of the first paragraph above plus (b) the Indebtedness of Citizens’ Subsidiaries Incurred pursuant to clause (A) of the first paragraph of “—Limitation on Subsidiary Indebtedness” covenant above shall not exceed the Permitted Amount at the time of the Incurrence of such Liens.

Merger, Consolidation and Sale of Assets

Each of the indentures provides that Citizens may not consolidate or merge with or into, or sell, lease or convey all or substantially all of its assets in any one transaction or series of transactions to any other corporation, unless:

(1)	the resulting, surviving or transferee corporation (the “successor”) is either Citizens or is a corporation organized under the laws of the United States, any state or the District of Columbia and expressly assumes by supplemental indenture all of Citizens’ obligations under the applicable indenture and the applicable notes; and

(2)	immediately after giving effect to the transaction no Event of Default or event which with notice or lapse of time would be an Event of Default has occurred and is continuing.

The successor will be substituted for Citizens in the applicable indenture with the same effect as if it had been an original party to that indenture. Thereafter, the successor may exercise the rights and powers of Citizens under the applicable indenture.

Termination of Certain Covenants

In the event that the notes of a particular series receive a rating equal to or greater than BBB- by S&P and Baa3 by Moody’s or the equivalent thereof under any new ratings system if the ratings system of either such agency shall be modified after the date hereof (with a stable or better outlook in the case of a rating equal to BBB- by S&P and Baa3 by Moody’s) (each such rating, an “Investment Grade Rating”), and notwithstanding that such notes may later cease to have an Investment Grade Rating from either S&P or Moody’s or both, Citizens and its Subsidiaries will be released from their obligations to comply with provisions of the indenture relating to that particular series of notes described under “—Limitation on Subsidiary Indebtedness.”

Events of Default

The term “Event of Default” means any of the following:

(1)	failure to pay interest for 60 days after the date payment is due and payable;

(2)	failure to pay principal or premium, if any, on any note when due, at maturity, upon any redemption, by declaration or otherwise;

(3)	failure to perform other covenants for 90 days after notice that performance was required; or

(4)	events in bankruptcy, insolvency or reorganization of Citizens.

If an Event of Default relating to the payment of interest or principal involving any series of notes has occurred and is continuing, the trustee under the applicable indenture or the holders of not less than 25% in aggregate principal amount of the applicable series of notes may declare the entire principal of all the notes of such series to be due and payable immediately.

If an Event of Default relating to the performance of other covenants occurs and is continuing for a period of 60 days after notice of that event, then the trustee or the holders of not less than 25% in aggregate principal amount of the notes of the applicable series may declare the entire principal amount of all of the notes of such series due and payable immediately.

The holders of not less than a majority in aggregate principal amount of the notes of the applicable series may, after satisfying conditions, rescind and annul any of the above-described declarations and consequences involving the notes of that series.

If an Event of Default relating to events in bankruptcy, insolvency or reorganization of our company occurs and is continuing, then the principal amount of all of the notes outstanding, and any accrued interest will automatically become due and payable immediately, without any declaration or other act by the trustee under the applicable indenture or any holder.

Each indenture imposes limitations on suits brought by holders of the applicable series of notes against us. Except for actions for payment of overdue principal or interest, no holder of notes may institute any action against us under the applicable indenture unless:

•	the holder has previously given to the applicable trustee written notice of default and continuance of such default;

•	the holders of at least 25% in principal amount of the outstanding notes of such series have requested that the applicable trustee institute the action;

•	the requesting holders have offered the applicable trustee reasonable indemnity for expenses and liabilities that may be incurred by bringing the action;

•	the applicable trustee has not instituted the action within 60 days of the request; and

•	the applicable trustee has not received inconsistent direction by the holders of a majority in principal amount of the outstanding notes of such series.

We will be required to file annually with each trustee a certificate, signed by an officer of our company, stating whether or not the officer knows of any default by us in the performance, observance or fulfillment of any condition or covenant of the applicable indenture.

Discharge, Defeasance, and Covenant Defeasance

Citizens may elect either:

(1)	to defease and be discharged from any and all obligations with respect to any series of the notes; or

(2)	to be released from its obligations described above under “—Repurchase of Notes Upon a Change of Control Triggering Event,” “—Limitation on Subsidiary Indebtedness,” “—Limitations on Liens” and “—Merger, Consolidation and Sale of Assets” with respect to any series of the notes, only:

(A)	upon the deposit with the applicable trustee, in trust, of money and/or U.S. government obligations, which through the payment of interest and principal of the U.S. government obligations in accordance with their terms will provide money in an amount sufficient to pay any installment of principal and premium, if any and interest on such series of the notes on the Stated Maturity of the payments in accordance with the terms of the applicable indenture and the applicable notes;

(B)	upon delivery to the applicable trustee by Citizens of an opinion of counsel to the effect that the deposit and related defeasance or release will not cause the holders of the notes of the applicable series to recognize income, gain or loss for federal income tax purposes;

(C)	at the time of defeasance or release no Event of Default with respect to notes of the applicable series will have happened or be continuing; and

(D)	if certain other conditions are satisfied.

Book-Entry, Delivery and Form

The notes of each series initially will be represented by one or more fully registered global securities. Each global security will be deposited with, or on behalf of, the Depository Trust Company, or DTC, or any successor thereto and registered in the name of Cede & Co., DTC’s nominee.

You may hold your interests in a global security in the United States through DTC, either as a participant in such system or indirectly through organizations which are participants in such system. So long as DTC or its nominee is the registered owner of the global securities representing the notes, DTC or such nominee will be considered the sole owner and holder of the notes for all purposes of the notes and the applicable indenture. Except as provided below, owners of beneficial interests in the notes will not be entitled to have the notes registered in their names, will not receive or be entitled to receive physical delivery of the notes in definitive form and will not be considered the owners or holders of the notes under the applicable indenture, including for purposes of receiving any reports that we or the applicable trustee delivers pursuant to the indenture. Accordingly, each person owning a beneficial interest in the notes must rely on the procedures of DTC or its nominee and, if such person is not a participant, on the procedures of the participant through which such person owns its interest, in order to exercise any rights of a holder of notes.

Unless and until we issue the notes of a series in fully certificated form:

(1)	you will not be entitled to receive physical delivery of a certificate representing your interest in the notes of such series;

(2)	all references in this prospectus to actions by holders will refer to actions taken by DTC upon instructions from its direct participants; and

(3)	all references in this prospectus to payments and notices to holders will refer to payments and notices to DTC or Cede & Co., as the registered holder of the notes of such series, for distribution to you in accordance with DTC procedures.

DTC has provided us with the following information: DTC is a limited-purpose trust company organized under the New York Banking Law, a “banking organization” within the meaning of the New York Banking Law, a member of the United States Federal Reserve System, a “clearing corporation” within the meaning of the New York Uniform Commercial Code, and a “clearing agency” registered under Section 17A of the Securities Exchange Act of 1934, as amended, the “Exchange Act.” DTC holds securities that its participants deposit with DTC. DTC also facilitates the settlement among direct participants of securities transactions, such as transfers and pledges, in deposited securities through computerized book-entry changes in direct participants’ accounts. This eliminates the need for physical movement of securities certificates. Direct participants of DTC include securities brokers and dealers, banks, trust companies, clearing corporations, and other organizations. DTC is owned by a number of its direct participants and by the New York Stock Exchange, Inc., the American Stock Exchange LLC, and the National Association of Securities Dealers, Inc. Access to the DTC system is also available to others such as securities brokers and dealers, banks, and trust companies that clear through or maintain a custodial relationship with a direct participant, either directly or indirectly. The rules that apply to DTC and its participants are on file with the SEC.

If you intend to exchange any of the notes in the manner provided by this prospectus, you must do so through the DTC system by or through direct participants. The participant that you exchange through will receive a credit for the applicable notes deposited on DTC’s records. The ownership interest of each actual holder of the notes, who we refer to as a “beneficial owner,” is in turn to be received on the participant’s records. Beneficial owners will not receive written confirmation from DTC of their exchange, but beneficial owners are expected to receive written confirmations providing details of the transaction, as well as periodic statements of their holdings, from the participant through which the beneficial owner entered into the transaction. Transfers of ownership interests in the notes are to be accomplished by entries made on the books of participants acting on behalf of beneficial owners. Beneficial owners will not receive certificates representing their ownership interests in the notes except in the event that use of the book-entry system for the securities is discontinued.

To facilitate subsequent transfers, all notes deposited by direct participants with DTC are registered in the name of DTC’s partnership nominee, Cede & Co. The deposit of securities with DTC and their registration in the name of Cede & Co. effect no change in beneficial ownership. DTC has no knowledge of the actual beneficial owners of the securities. DTC’s records reflect only the identity of the direct participants to whose accounts such securities are credited, which may or may not be the beneficial owners. The participants will remain responsible for keeping account of their holdings on behalf of their customers.

Conveyance of notices and other communications by DTC to direct participants, by direct participants to indirect participants, and by participants to beneficial owners will be governed by arrangements among them, subject to any statutory or regulatory requirements as may be in effect from time to time. Neither DTC nor Cede & Co. will consent or vote with respect to the notes. Under its usual procedures, DTC would mail an Omnibus Proxy to us as soon as possible after the record date. The Omnibus Proxy assigns Cede & Co.’s consenting or voting rights to those direct participants to whose accounts the securities are credited on the record date (identified in a listing attached to the Omnibus Proxy).

We will make any payments on the notes to DTC. DTC’s practice is to credit direct participants’ accounts on the payable date in accordance with their respective holdings shown on DTC’s records unless DTC has reason to believe that it will not receive payment on the payable date. Payments by participants to beneficial owners will be governed by standing instructions and customary practices, as is the case with securities held for the accounts of customers in bearer form or registered in “street name,” and will be the responsibility of such participant and not of DTC, us or the applicable trustee, subject to any statutory or regulatory requirements as may be in effect from time to time. The applicable trustee or we will be responsible for the payment of all amounts to DTC. DTC will be responsible for the disbursement of those payments to its participants, and the participants will be responsible for disbursements of those payments to beneficial owners.

If DTC is at any time unwilling or unable to continue as depositary and a successor depositary is not appointed by us within 90 days, DTC has ceased to be a clearing agency registered under the Exchange Act or an Event of Default has occurred and is continuing, we will issue notes in certificated form in exchange for global securities. Each indenture permits us to determine at any time and in our sole discretion that the applicable notes shall no longer be represented by global securities. DTC has advised us that, under its current practices, it would notify its participants of our request, but will only withdraw beneficial interests from the global security at the request of each DTC participant. We would issue definitive certificates in exchange for any beneficial interests withdrawn.

The information in this section concerning DTC and DTC’s book-entry system has been obtained from sources that we believe to be reliable (including DTC), but we take no responsibility for its accuracy. Neither we nor the trustee under each indenture will have any responsibility or obligation to participants, or the persons for whom they act as nominees, with respect to:

(1)	the accuracy of the records of DTC, its nominee or any participant, any ownership interest in the notes, or

(2)	any payments to, or the providing of notice, to participants or beneficial owners.

Modification of the Indentures

Each indenture provides that we and the trustee under that particular indenture may enter into supplemental indentures without the consent of the holders of the relevant series of notes to:

•	secure such notes;

•	evidence the assumption by a successor corporation of our obligations;

•	add covenants for the protection of the holders of such notes;

•	cure any ambiguity or correct any inconsistency in that indenture;

•	evidence and provide for the acceptance of appointment by a successor trustee;

•	make any change that would provide any additional rights or benefits to the holders of such notes or that does not adversely affect the legal rights hereunder of any holder of such notes; and

•	comply with requirements of the SEC in order to effect or maintain the qualification of that indenture under the Trust Indenture Act of 1939.

Each indenture also provides that we and the trustee under that particular indenture may, with the consent of the holders of not less than a majority in aggregate principal amount of the relevant series of notes, then outstanding and affected, voting as one class, add any provisions to, or change in any manner, eliminate or modify in any way the provisions of, that indenture or modify in any manner the rights of the holders of the relevant series of notes. We and the trustee under that particular indenture may not, however, without the consent of the holder of each outstanding note affected thereby:

•	extend the final maturity of any note;

•	reduce the principal amount or premium, if any;

•	reduce the rate or extend the time of payment of interest;

•	reduce any amount payable on redemption;

•	change the currency in which the principal, premium, if any, or interest is payable;

•	impair the right to institute suit for the enforcement of any payment on any note when due; or

•	reduce the percentage of holders of notes whose consent is required for any modification of the indenture.

The Trustee

The Bank of New York is the trustee under each indenture.

Except during the continuance of an Event of Default, the trustee will perform only such duties as are specifically set forth in the applicable indenture. During the existence of an Event of Default, the trustee will exercise such of the rights and powers vested in it under the applicable indenture and use the same degree of care and skill in its exercise as a prudent person would exercise under the circumstances in the conduct of such person’s own affairs.

Pursuant and subject to the Trust Indenture Act, the trustee will be permitted to engage in other transactions with us; however, if the trustee acquires any conflicting interest, it would be required to eliminate such conflict within 90 days, apply to the SEC for permission to continue as trustee or resign.

No Individual Liability of Incorporators, Shareholders, Officers or Directors

Each indenture provides that no incorporator and no past, present or future shareholder, officer or director of our company or any successor corporation in their capacity as such shall have any individual liability for any of our obligations, covenants or agreements under the relevant series of notes or that indenture.

Governing Law

Each indenture and the notes of each series will be governed by, and construed in accordance with, the laws of the State of New York.

Certain Definitions

“Acquired Indebtedness” means Indebtedness of a Person existing at the time such Person becomes a Subsidiary of Citizens or Indebtedness of a Subsidiary of Citizens assumed in connection with an Asset

Acquisition by such Subsidiary; provided such Indebtedness was not Incurred in connection with or in contemplation of such Person becoming a Subsidiary or such Asset Acquisition.

“Adjusted Treasury Rate” means, with respect to any redemption date:

(1)	the yield, under the heading which represents the average for the immediately preceding week, appearing in the most recently published statistical release designated “H.15(519)” or any successor publication which is published weekly by the Board of Governors of the Federal Reserve System and which establishes yields on actively traded United States Treasury securities adjusted to constant maturity under the caption “Treasury Constant Maturities,” for the maturity corresponding to the Comparable Treasury Issue (if no maturity is within three months before or after the Remaining Life, yields for the two published maturities most closely corresponding to the Comparable Treasury Issue shall be determined and the Adjusted Treasury Rate shall be interpolated or extrapolated from such yields on a straight line basis, rounding to the nearest month); or

(2)	if such release (or any successor release) is not published during the week preceding the calculation date or does not contain such yields, the rate per annum equal to the semi-annual equivalent yield to maturity of the Comparable Treasury Issue, calculated using a price for the Comparable Treasury Issue (expressed as a percentage of its principal amount) equal to the Comparable Treasury Price for such redemption date.

The Adjusted Treasury Rate shall be calculated on the third Business Day preceding the redemption date.

“Asset Acquisition” means (1) an investment by Citizens or any of its Subsidiaries in any other Person pursuant to which such Person shall become a Subsidiary or shall be merged into or consolidated with Citizens or any of its Subsidiaries; or (2) an acquisition by Citizens or any of its Subsidiaries of the property and assets of any Person other than Citizens or any of its Subsidiaries that constitute substantially all of a division, operating unit or line of business of such Person.

“Beneficial Owner” has the meaning assigned to such term in Rule 13d-3 and Rule 13d-5 under the Exchange Act, except that in calculating the beneficial ownership of any particular “person” as such term is used in Section 13(d)(3) of the Exchange Act, such “person” will be deemed to have beneficial ownership of all securities that such “person” has the right to acquire by conversion or exercise of other securities, whether such right is currently exercisable or is exercisable only upon the occurrence of a subsequent condition.

“Board of Directors” means either the Board of Directors of Citizens or any committee of such Board duly authorized to act on its behalf.

“Board Resolution” means one or more resolutions, certified by the secretary or an assistant secretary of Citizens to have been duly adopted or consented to by the Board of Directors and to be in full force and effect, and delivered to the trustee.

“Business Day” means a day that (a) in the Place of Payment (or in any of the Places of Payment, if more than one) in which amounts are payable and (b) in the city in which the Corporate Trust Office is located, is not a Saturday or Sunday or a day on which banking institutions are authorized or required by law or regulation to close.

“Capital Lease Obligations” means Indebtedness represented by obligations under a lease that is required to be capitalized for financial reporting purposes in accordance with generally accepted accounting principles. The amount of Indebtedness will be the capitalized amount of the obligations determined in accordance with generally accepted accounting principles consistently applied.

“Capital Stock” means, with respect to any entity, any and all shares, interests, participations or other equivalents (however designated) of or in such entity’s Common Stock or other equity interests, and options, rights or warrants to purchase such Common Stock or other equity interests, whether now outstanding or issued after the Issue Date.

“Change of Control” means the occurrence of any of the following:

(1)	the adoption of a plan relating to the liquidation or dissolution of Citizens;

(2)	any “person,” as such term is used in Section 13(d)(3) of the Exchange Act, becomes the Beneficial Owner, directly or indirectly, of more than 50% of the voting power of the Voting Stock of Citizens; provided that a transaction in which Citizens becomes a Subsidiary of another Person shall not constitute a Change of Control if (a) the stockholders of Citizens immediately prior to such transaction Beneficially Own, directly or indirectly through one or more intermediaries, 50% or more of the voting power of the outstanding Voting Stock of such other Person of whom Citizens is then a Subsidiary and (b) immediately following such transaction no person (as defined above) other than such other Person, Beneficially Owns, directly or indirectly, more than 50% of the voting power of the Voting Stock of Citizens; or

(3)	the first day on which a majority of the members of the Board of Directors of Citizens are not Continuing Directors.

“Change of Control Triggering Event” means the occurrence of both a Change of Control and a Ratings Decline.

“Commodity Agreement” means any forward contract, commodity swap agreement, commodity option agreement or other similar agreement or arrangement.

“Common Stock” means:

(1)	in the case of a corporation, corporate stock;

(2)	in the case of an association or business entity, any and all shares, interests, participations, rights or other equivalents (however designated) of corporate stock;

(3)	in the case of a partnership or limited liability company, partnership or membership interests (whether general or limited); and

(4)	any other interest or participation that confers on a Person the right to receive a share of the profits and losses of, or distributions of assets of, the issuing Person.

“Comparable Treasury Issue” means the United States Treasury security selected by an Independent Investment Banker as having a maturity comparable to the remaining term of the notes that would be utilized, at the time of selection and in accordance with customary financial practice in pricing new issues of corporate debt securities of comparable maturity to the remaining term of the notes (“Remaining Life”).

“Comparable Treasury Price” means, for any redemption date, (1) the average of four Reference Treasury Dealer Quotations for such redemption date, after excluding the highest and lowest Reference Treasury Dealer Quotations, or (2) if the Independent Investment Banker obtains fewer than four such Reference Treasury Dealer Quotations the average of all such quotations.

“Continuing Director” means, as of any date of determination, any member of the Board of Directors of Citizens who:

(1)	was a member of such Board of Directors on the Issue Date; or

(2)	was nominated for election or elected to such Board of Directors with the approval of a majority of the Continuing Directors who were members of such Board at the time of such nomination or election.

“Corporate Trust Office” means the office of the trustee at which the trust created by the applicable indenture shall, at any particular time, be principally administered, which office is, at the date as of which each indenture is dated, located at 101 Barclay Street, Floor 8 West, New York, New York 10286.

“Credit Facilities” means one or more debt facilities or commercial paper facilities, in each case with banks or other lenders, including the Rural Telephone Finance Cooperative, providing for revolving credit loans, term loans, receivables financings, including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables, letters of credit or other borrowings, including capital markets debt, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Currency Agreement” means any foreign exchange contract, currency swap agreement or other similar agreement or arrangement.

“Default” means any event that is, or after notice or passage of time or both would be, an Event of Default.

“Designated Subsidiary” means any Subsidiary of Citizens (a) the Capital Stock of which Citizens intends to distribute to its shareholders or (b) the assets or Capital Stock of which Citizens intends to sell or otherwise dispose of to any Person other than Citizens or any of its Subsidiaries, in each case, as evidenced by a Board Resolution.

“Disqualified Stock” means any class or series of Capital Stock of any Person that by its terms or otherwise is (1) required to be redeemed prior to the Stated Maturity of the notes, (2) redeemable at the option of the holder of such class or series of Capital Stock at any time prior to the Stated Maturity of the notes or (3) convertible into or exchangeable for Capital Stock referred to in clause (1) or (2) above or Indebtedness having a scheduled maturity prior to the Stated Maturity of the notes.

“Fair Market Value” means the price that would be paid in an arm’s length transaction between an informed and willing seller under no compulsion to sell and an informed and willing buyer under no compulsion to buy, as determined in good faith by the Board of Directors, whose determination, unless otherwise specified, shall be conclusive if evidenced by a Board Resolution.

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and in the statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as have been approved by a significant segment of the accounting profession, as in effect from time to time. All ratios and computations contained or referred to in the indenture shall be computed in conformity with GAAP applied on a consistent basis.

“Guarantee” means any obligation, contingent or otherwise, of any Person directly or indirectly guaranteeing any Indebtedness of any other Person and, without limiting the generality of the foregoing, any obligation, direct or indirect, contingent or otherwise, of such Person (1) to purchase or pay (or advance or supply funds for the purchase or payment of) such Indebtedness of such other Person (whether arising by virtue of partnership arrangements, or by agreements to keep-well, to purchase assets, goods, securities or services (unless such purchase arrangements are on arm’s-length terms and are entered into in the ordinary course of business), to take-or-pay, or to maintain financial statement conditions or otherwise) or (2) entered into for purposes of assuring in any other manner the obligee of such Indebtedness of the payment thereof or to protect such obligee against loss in respect thereof (in whole or in part); provided that the term “Guarantee” shall not include endorsements for collection or deposit in the ordinary course of business. The term “Guarantee” used as a verb has a corresponding meaning.

“Incur” means, with respect to any Indebtedness, to incur, create, issue, assume, Guarantee or otherwise become liable for or with respect to, or become responsible for, the payment of, contingently or otherwise, such Indebtedness; provided that (1) any Indebtedness of a Person existing at the time such Person becomes a Subsidiary will be deemed to be incurred by such Subsidiary at the time it becomes a Subsidiary and (2) neither the accrual of interest nor the accretion or amortization of original issue discount nor the payment of interest or dividend in the form of additional Indebtedness shall be considered an Incurrence of Indebtedness.

“Indebtedness” means, with respect to any Person at any date of determination (without duplication):

(1)	all indebtedness of such Person for borrowed money;

(2)	all obligations of such Person evidenced by bonds, debentures, notes or other similar instruments;

(3)	all obligations of such Person in respect of letters of credit or other similar instruments (including reimbursement obligations with respect thereto, but excluding obligations with respect to letters of credit (including trade letters of credit) securing obligations entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if drawn upon, to the extent such drawing is reimbursed no later than the fifth Business Day following receipt by such Person of a demand for reimbursement);

(4)	all obligations of such Person to pay the deferred and unpaid purchase price of property or services, which purchase price is due more than one year after the date of placing such property in service or taking delivery and title thereto or the completion of such services, except Trade Payables;

(5)	all Capitalized Lease Obligations of such Person;

(6)	all Indebtedness of other Persons secured by a Lien on any asset of such Person, whether or not such Indebtedness is assumed by such Person; provided that the amount of such Indebtedness shall be the lesser of (A) the Fair Market Value of such asset at such date of determination and (B) the amount of such Indebtedness;

(7)	all Indebtedness of other Persons Guaranteed by such Person to the extent such Indebtedness is Guaranteed by such Person;

(8)	to the extent not otherwise included in this definition, obligations under Interest Rate Agreements, Commodity Agreements and Currency Agreements, except for Interest Rate Agreements, Commodity Agreements and Currency Agreements entered into for the purpose of fixing, hedging or swapping interest rate, commodity price or foreign currency exchange rate risk; and

(9)	all Disqualified Stock issued by such Person with the amount of Indebtedness represented by such Disqualified Stock being equal to the greater of its voluntary or involuntary liquidation preference and its maximum fixed repurchase price, but excluding accrued dividends, if any.

The amount of Indebtedness of any Person at any date shall be the outstanding balance at such date of all unconditional obligations as described above and, with respect to contingent obligations, the maximum liability upon the occurrence of the contingency giving rise to the obligation, provided:

(A)	that the amount outstanding at any time of any Indebtedness issued with original issue discount is the face amount of such Indebtedness less the remaining unamortized portion of the original issue discount of such Indebtedness at such time as determined in conformity with GAAP;

(B)	that money borrowed and set aside at the time of the Incurrence of any Indebtedness in order to prefund the payment of the interest on such Indebtedness shall not be deemed to be “Indebtedness” so long as such money is held to secure the payment of such interest; and

(C)	that Indebtedness shall not include:

(I)	any liability for federal, state, local or other taxes;

(II)	workers’ compensation claims, self-insurance obligations, performance, surety, appeal and similar bonds and completion guarantees provided in the ordinary course of business;

(III)	obligations arising from the honoring by a bank or other financial institution of a check, draft or similar instrument drawn against insufficient funds in the ordinary course of business, provided that such Indebtedness is extinguished within two business days of its Incurrence; or

(IV)	any Indebtedness defeased or called for redemption.

“Independent Investment Banker” means one of the Reference Treasury Dealers appointed by us.

“Interest Rate Agreement” means any interest rate protection agreement, interest rate future agreement, interest rate option agreement, interest rate swap agreement, interest rate cap agreement, interest rate collar agreement, interest rate hedge agreement, option or future contract or other similar agreement or arrangement.

“Issue Date” means the date on which each series of the notes are originally issued under the applicable indenture.

“Lien” means, with respect to any property or assets, including Capital Stock, any mortgage or deed of trust, pledge, lien, hypothecation, assignment, deposit arrangement, security interest, charge, easement or zoning restriction that materially impairs usefulness or marketability, encumbrance, security agreement, Capital Lease Obligation, conditional sale, any other agreement that has the same economic effect as any of the above, or any sale and leaseback transaction.

“Moody’s” means Moody’s Investor Services, Inc. or any successor rating agency.

“Officers’ Certificate” means, with respect to any Person, a certificate signed by the chairman of the Board of Directors, the president, or any vice president and by the treasurer, any assistant treasurer, the controller, any assistant controller, the secretary or any assistant secretary of such Person in accordance with the applicable provisions of the applicable indenture.

“Permitted Amount” means, at any time, the sum of (a) 10% of the value of the consolidated total assets of Citizens and (b) 20% of the sum of the total consolidated current assets and net property, plant and equipment of Citizens, in each case, as shown on, or computed from, the most recent quarterly or annual consolidated balance sheet filed by Citizens with the SEC or provided to the applicable trustee.

“Person” means any individual, corporation, limited liability company, partnership, joint venture, association, joint stock company, trust, estate, unincorporated organization or government or any agency or political subdivision thereof or any other entity.

“Place of Payment” means the place or places where the principal of and interest, if any, on the applicable series of notes are payable as determined in accordance with the indenture relating to that series of the notes.

“Ratings Agencies” means Moody’s and S&P.

“Ratings Decline” means the occurrence of the following on, or within 90 days after, the date of the public notice of the occurrence of a Change of Control or of the intention by us or any third-party to effect a Change of Control (which period shall be extended so long as the rating of the notes of the relevant series is under publicly announced consideration for possible downgrade by any of the Ratings Agencies): (1) in the event that the notes of the relevant series have an Investment Grade Rating by both Ratings Agencies, such notes cease to have an Investment Grade Rating by one or both of the Ratings Agencies, or (2) in any other event, the rating of such notes by either of the Ratings Agencies decreases by one or more gradations (including gradations within ratings categories as well as between rating categories) or is withdrawn.

“Reference Treasury Dealer” means any of the primary U.S. Government securities dealers in New York City.

“Reference Treasury Dealer Quotations” means, with respect to each Reference Treasury Dealer and any redemption date, the average, as determined by the Independent Investment Banker, of the bid and asked prices for the Comparable Treasury Issue (expressed in each case as a percentage of its principal amount) quoted in writing to the Independent Investment Banker at 5:00 p.m., New York City time, on the third Business Day preceding such redemption date.

“S&P” means Standard & Poor’s Rating Services, a division of the McGraw-Hill Companies, Inc., or any successor rating agency.

“Stated Maturity” means, (1) with respect to any debt security, the date specified in such debt security as the fixed date on which the final installment of principal of such debt security is due and payable and (2) with respect to any scheduled installment of principal of or interest on any debt security, the date specified in such debt security as the fixed date on which such installment is due and payable.

“Subsidiary” means, with respect to any Person, any corporation, association or other business entity of which more than 50% of the voting power of the outstanding Voting Stock is owned, directly or indirectly, by such Person and one or more other Subsidiaries of such Person.

“Trade Payables” means, with respect to any Person, any accounts payable or any other indebtedness or monetary obligation to trade creditors created, assumed or Guaranteed by such Person or any of its Subsidiaries arising in the ordinary course of business in connection with the acquisition of goods or services.

“Voting Stock” of any Person as of any date means the Capital Stock of such Person that is normally entitled to vote in the election of the Board of Directors of such Person.

CERTAIN UNITED STATES FEDERAL TAX CONSIDERATIONS

The following discussion is a summary of certain U.S. federal income tax consequences relevant to the exchange of original notes for the exchange notes and the ownership and disposition of the exchange notes by the beneficial owners thereof (“Holders”). This discussion is limited to the tax consequences to the Holders of exchange notes who acquire the exchange notes at the issue price within the meaning of Section 1273 of the Internal Revenue Code of 1986, as amended (the “Code”), and does not address the tax consequences to subsequent purchasers of exchange notes. This summary does not purport to be a complete analysis of all of the potential U.S. federal income tax consequences relating to the exchange of original notes for the exchange notes and the ownership and disposition of the exchange notes, nor does this summary describe any federal estate tax consequences. There can be no assurance that the Internal Revenue Service (“IRS”) will take a similar view of the tax consequences described herein. Furthermore, this discussion does not address all aspects of taxation that might be relevant to particular Holders in light of their individual circumstances. For instance, this discussion does not address the alternative minimum tax provisions of the Code or special rules applicable to certain categories of Holders (including dealers in securities or foreign currencies, insurance companies, real estate investment trusts, regulated investment companies, financial institutions, tax-exempt entities, Holders whose functional currency is not the U.S. dollar and, except, to the extent discussed below, Foreign Holders (as defined below)) or to Holders who hold the exchange notes as part of a hedge, conversion or constructive sale transaction or other risk reduction transaction.

This discussion is based on the provisions of the Code, the Treasury Regulations promulgated thereunder, and administrative and judicial interpretations thereof, all as in effect as of the date hereof and all of which are subject to change (possibly with retroactive effect). The discussion below assumes that Holders hold the exchange notes as capital assets within the meaning of Section 1221 of the Code.

If a partnership, or an entity treated as a partnership for U.S. federal income tax purposes, holds any exchange notes, the tax treatment of such entity and each partner will generally depend on the status of the partner and the activities of the partnership. Partnerships and their partners should consult their tax advisors regarding the tax consequences of owning exchange notes.

EACH PROSPECTIVE INVESTOR IS URGED TO CONSULT SUCH INVESTOR’S TAX ADVISOR AS TO THE SPECIFIC TAX CONSEQUENCES OF A PURCHASE OF EXCHANGE NOTES IN LIGHT OF SUCH INVESTOR’S PARTICULAR TAX SITUATION, INCLUDING THE APPLICATION AND EFFECT OF THE CODE, AS WELL AS STATE, LOCAL AND FOREIGN INCOME AND OTHER TAX LAWS.

Treatment of the exchange notes as indebtedness

We intend to take the position that, under current law and interpretations thereof, the exchange notes will be classified for U.S. federal income tax purposes as indebtedness. No assurance can be given, however, that the IRS will not challenge such position or, if challenged, that such a challenge will not be successful. If the IRS were to assert successfully that the exchange notes should be treated as equity for U.S. federal income tax purposes, the tax treatment of the exchange notes would be different than the treatment described below. The remainder of this discussion assumes that the exchange notes will be classified as indebtedness for U.S. federal income tax purposes.

Tax Consequences to U.S. Holders

The following summary is a general description of certain U.S. federal income tax consequences applicable to a “U.S. Holder.” For the purpose of this discussion, “U.S. Holder” means a Holder of an exchange note, which Holder is for U.S. federal income tax purposes (i) a citizen or resident of the United States, (ii) a corporation, or other entity treated as a corporation for U.S. federal income tax purposes, created or organized in or under the laws of the United States or of any political subdivision thereof (including the District of Columbia), (iii) an estate, the income of which is subject to U.S. federal income taxation regardless of its source, or (iv) a trust, if (A) the administration of the trust is subject to the primary supervision of a court within the United States and one or more U.S. persons has the authority to control all substantial decisions of the trust, or (B) it was in existence on August 20, 1996, and has a valid election in place to be a U.S. person.

Payments of Interest and Principal

We expect that the exchange notes will not be issued with original issue discount (other than de minimis original issue discount). Accordingly, interest paid on an exchange note will generally be taxable to a U.S. Holder as ordinary interest income at the time the interest accrues or is received in accordance with the U.S. Holder’s method of accounting for U.S. federal income tax purposes. To the extent that any payment of principal is made on an exchange note (prior to maturity), a U.S. Holder will recognize a pro rata portion of the de minimis original issue discount on such exchange note as capital gain.

Sale, Exchange, Redemption or Retirement of the Notes: General

In general, upon the sale, exchange, redemption or retirement of an exchange note, a U.S. Holder will recognize capital gain or loss equal to the difference between the amount realized on such sale, exchange, redemption or retirement (not including any amount attributable to accrued but unpaid interest that the U.S. Holder has not already included in gross income) and such Holder’s adjusted tax basis in the exchange note. To the extent attributable to accrued but unpaid interest that the U.S. Holder has not already included in gross income, the amount recognized by the U.S. Holder will be treated as a payment of interest. See “—Tax Consequences to U.S. Holders—Payments of Interest and Principal” above.

The excess of net long-term capital gains over net short-term capital losses is subject to tax at a lower rate for noncorporate taxpayers. Noncorporate taxpayers are generally subject to a maximum tax rate of 15% (for all taxable years ending on or before December 31, 2010) on capital gain realized on the disposition of a capital asset (including an exchange note) held for more than one year. The distinction between capital gain or loss and ordinary income or loss is relevant for purposes of, among other things, limitations on the deductibility of capital losses.

Exchange Offer

The exchange of an original note for an exchange note pursuant to the exchange offer will not be taxable to the exchanging Holder for U.S. federal income tax purposes. As a result, an exchanging Holder:

•	would not recognize any gain or loss on the exchange;

•	would have a holding period for the exchange note that includes the holding period for the original note exchanged therefor;

•	would have an adjusted tax basis in the exchange note equal to its adjusted tax basis in the original note exchanged therefor; and

•	would experience tax consequences upon a subsequent sale, exchange, redemption or retirement of an exchange note as described above.

The exchange offer is not expected to result in any material U.S. federal income tax consequences to a nonexchanging Holder.

Tax Consequences to Foreign Holders

The following summary is a general description of certain U.S. federal income tax consequences to a “Foreign Holder”. A “Foreign Holder” means, for purposes of this discussion, a Holder (other than a partnership, or other entity treated as a partnership for U.S. federal income tax purposes) that is not a U.S. Holder. Special rules may apply to certain Foreign Holders such as “controlled foreign corporations,” “passive foreign investment companies” and certain U.S. individuals that are expatriates and such Foreign Holders should consult their tax advisors.

Interest

Assuming that a Foreign Holder’s interest income on an exchange note is not effectively connected with the conduct by such Holder of a trade or business in the United States, payments of interest on such exchange note by us or any paying agent to a Foreign Holder will not be subject to U.S. federal income tax or withholding tax, provided that:

•	such Holder does not own, actually or constructively, 10% or more of the total combined voting power of all classes of our stock entitled to vote;

•	such Holder is not, for U.S. federal income tax purposes, a controlled foreign corporation related, directly or indirectly, to us through stock ownership;

•

such Holder is not a bank receiving interest “on an extension of credit made pursuant to a loan agreement entered into in the ordinary course of its trade or business” within the meaning of Section 881(c)(3)(A) of the Code; and

•	the certification requirements under Code Section 871(h) or 881(c) and Treasury Regulations thereunder (summarized below) are met.

Payments of interest on an exchange note that do not satisfy all of the foregoing requirements are generally subject to U.S. federal income tax and withholding tax at a flat rate of 30% (or a lower applicable treaty rate, provided certain certification requirements are met).

Except to the extent otherwise provided under an applicable tax treaty, a Foreign Holder generally will be subject to U.S. federal income tax in the same manner as a U.S. Holder with respect to interest that is effectively connected with a U.S. trade or business conducted by the Foreign Holder. Effectively connected interest income received by a corporate Foreign Holder may also, under certain circumstances be subject to an additional “branch profits tax” at a 30% rate, or, if applicable, a lower treaty rate. Such effectively connected interest income will not be subject to withholding tax if the Foreign Holder delivers an IRS Form W-8ECI to the payor.

Repayment of Principal and Realized Gain

In general, a Foreign Holder of an exchange note will not be subject to U.S. federal withholding tax on the receipt of payments of principal on the exchange note, and a Foreign Holder will not be subject to U.S. federal income tax on any gain realized on the sale, exchange, redemption, retirement or other disposition of such exchange note, or receipt of principal, unless:

•	such Foreign Holder is a nonresident alien individual who is present in the United States for 183 or more days in the taxable year of disposition and certain other conditions are met;

•	the Foreign Holder is required to pay tax pursuant to the provisions of U.S. tax law applicable to certain U.S. expatriates; or

•	the gain is effectively connected with the conduct of a U.S. trade or business of or, if a tax treaty applies, is attributable to a U.S. permanent establishment of, the Foreign Holder.

Under Code Sections 871(h) and 881(c) and the underlying Treasury Regulations, in order to obtain the exemption from withholding tax described in “—Tax Consequences to Foreign Holders—Interest” and “—Repayment of Principal and Realized Gain” above, either (i) the Holder of an exchange note must provide its name and address, and certify, under penalties of perjury, to the Company or paying agent, as the case may be, that such Holder is a Foreign Holder or (ii) the Holder holds the exchange notes through certain intermediaries and such Holder satisfies the certification requirements of applicable Treasury Regulations. Special certification rules apply to Holders that are pass-through entities for U.S. federal income tax purposes. In general, a certificate described in this paragraph is effective only with respect to payments of interest made to the certifying Foreign Holder after issuance of the certificate in the calendar year of its issuance and the two immediately succeeding calendar years. Under Treasury Regulations, the foregoing certification may be provided by the Holder of an exchange note on IRS Form W-8BEN, W-8IMY or W-8EXP, as applicable.

Federal withholding tax is not an additional tax. Rather, any amounts withheld from a payment to a Holder are generally allowed as a credit against the affected Foreign Holder’s U.S. federal income tax liability.

Backup Withholding and Information Reporting

Under current U.S. federal income tax law, backup withholding at specified rates (currently 28%) and information reporting requirements apply to certain payments of principal and interest made to, and to the proceeds of sale before maturity by, certain Holders.

In the case of a noncorporate U.S. Holder, information reporting requirements will apply to payments of principal or interest made by us or any paying agent thereof on an exchange note. The payor will be required to withhold backup withholding tax if:

•	a Holder fails to furnish its Taxpayer Identification Number (“TIN”) (which, for an individual, is his Social Security number) to the payor in the manner required;

•	a Holder furnishes an incorrect TIN and the payor is so notified by the IRS;

•	the payor is notified by the IRS that such Holder has failed to properly report payments of interest or dividends; or

•

under certain circumstances, a Holder fails to certify, under penalties of perjury, that it has furnished a correct TIN, is a U.S. person, and has not been notified by the IRS that it is subject to backup withholding for failure to report interest or dividend payments.

Backup withholding and information reporting does not apply with respect to payments made to certain exempt recipients, including to entities treated as corporations for U.S. federal income tax purposes. U.S. Holders should consult their tax advisors regarding their qualification for exemption from backup withholding and information reporting, and the procedure for obtaining such an exemption if applicable.

In the case of a Foreign Holder, under currently applicable Treasury Regulations, backup withholding and information reporting will not apply to payments of principal or interest made by us or any paying agent thereof on an exchange note (absent actual knowledge or reason to know that the Holder is actually a U.S. Holder) if such Holder has provided the required certification under penalties of perjury that it is not a U.S. Holder or has otherwise established an exemption. If such Holder provides the required certification, such Holder may nevertheless be subject to withholding of U.S. federal income tax as described above under “—Tax Consequences to Foreign Holders.” The rules regarding withholding, backup withholding and information reporting for Foreign Holders are complex, may vary depending on a Foreign Holder’s particular situation and are subject to change. In addition, special rules apply to certain types of Foreign Holders, including partnerships, trusts and other entities treated as pass-through entities for U.S. federal income tax purposes. Foreign Holders should accordingly consult their tax advisors regarding the application of information reporting and backup withholding in their particular situations, the availability of an exemption therefrom, and the procedure for obtaining such an exemption if applicable.

Backup withholding is not an additional tax; any amounts withheld from a payment to a Holder under the backup withholding rules will be allowed as a credit against such Holder’s U.S. federal income tax liability and may entitle such Holder to a refund, provided that certain required information is furnished to the IRS.

PLAN OF DISTRIBUTION

Each broker-dealer that receives exchange notes for its own account pursuant to the exchange offer must acknowledge that it will deliver a prospectus in connection with any resale of such exchange notes. This prospectus, as it may be amended or supplemented from time to time, may be used by a broker-dealer in connection with resales of exchange notes received in exchange for securities where such securities were acquired as a result of market-making activities or other trading activities. We have agreed that, starting on the expiration date and ending on the close of business one year after the expiration date, we will make this prospectus, as amended or supplemented, available to any broker-dealer for use in connection with any such resale. In addition, until May 25, 2007, all dealers effecting transactions in the exchange notes may be required to deliver a prospectus.

We will not receive any proceeds from any sale of exchange notes by brokers-dealers. Exchange notes received by broker-dealers for their own account pursuant to the exchange offer may be sold from time to time in one or more transactions in the over-the-counter market, in negotiated transactions, through the writing of options on the exchange notes or a combination of such methods of resale, at market prices prevailing at the time of resale, at prices related to such prevailing market prices or negotiated prices. Any such resale may be made directly to purchasers or to or through brokers or dealers who may receive compensation in the form of commissions or concessions from any such broker-dealer and/or the purchasers of any such exchange notes. Any broker-dealer that resells exchange notes that were received by it for its own account pursuant to the exchange offer and any broker or dealer that participates in a distribution of such exchange notes may be deemed to be an “underwriter” within the meaning of the Securities Act and any profit of any such resale of exchange notes and any commissions or concessions received by any such persons may be deemed to be underwriting compensation under the Securities Act. The letter of transmittal accompanying this prospectus states that by acknowledging that it will deliver and by delivering a prospectus, a broker-dealer will not be deemed to admit that it is an “underwriter” within the meaning of the Securities Act.

For a period of one year after the expiration date, we will promptly send additional copies of this prospectus and any amendment or supplement to this prospectus to any broker-dealer that requests such documents in the letter of transmittal. We have agreed to pay all expenses incident to the exchange offer (including the expenses of one counsel for the holders of the securities) other than commissions or concessions of any brokers or dealers and will indemnify the holders of the securities (including any broker-dealers) against certain liabilities, including liabilities under the Securities Act.

LEGAL MATTERS

The validity of the exchange notes will be passed upon for us by Cravath, Swaine & Moore LLP.

EXPERTS

Our consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and management’s assessment of the effectiveness of internal control over financial reporting as of December 31, 2006, have been incorporated by reference herein in reliance upon reports of KPMG LLP, Independent Registered Public Accounting Firm, incorporated by reference herein and upon the authority of said firm as experts in accounting and auditing. The report on the consolidated financial statements refers to the adoption of Statement of Financial Accounting Standards No. 123(R), “Share-Based Payment”, and Staff Accounting Bulletin No. 108, “Considering the Effects of Prior Year Misstatements when Quantifying Misstatements in Current Year Financial Statements” as of January 1, 2006, and Statement of Financial Accounting Standards No. 158, “Employers’ Accounting for Defined Benefit Pension and Other Postretirement Plans” as of December 31, 2006.

Commonwealth’s audited consolidated financial statements as of December 31, 2006 and 2005 and for each of the three years in the period ended December 31, 2006, and Commonwealth’s management’s assessment of the effectiveness of its internal control over financial reporting (which is included in its Management’s Report on Internal Control over Financial Reporting) as of December 31, 2006 included in Commonwealth’s 2006 Form 10-K, which is incorporated herein by reference, have been audited by PricewaterhouseCoopers LLP, an independent registered public accounting firm, as stated in their report incorporated by reference herein, which report includes reference to Commonwealth’s change in the manner in which it accounts for pension and other post-retirement benefits in 2006.

Citizens Communications Company

Up to $400,000,000 Principal Amount of Registered 7.875% Senior Notes due 2027	Up to $300,000,000 Principal Amount of Registered 6.625% Senior Notes due 2015	Up to $450,000,000 Principal Amount of Registered 7.125% Senior Notes due 2019

For	For	For

A Like Principal Amount of 7.875% Senior Notes due 2027	A Like Principal Amount of 6.625% Senior Notes due 2015	A Like Principal Amount of 7.125% Senior Notes due 2019

P R O S P E C T U S

April 16, 2007